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Visiting address Croeselaan 18, Utrecht
Telephone 00 31 302162615
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Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
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Washington, D.C. 20549
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07026944

Our reference BB/jcd
Date September 10, 2007

SUPPL

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the period August 2007 and the Pricing Supplements of August 2007 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Executive Board / CFO Rabobank Group


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Interim results 2007

29-8-2007 | Press Release

Rabobank Group: financial targets achieved; net profit of EUR 1.4 billion. In the first half of 2007, Rabobank Group achieved a net profit of EUR 1.4 billion, a rise of 14%. This means that we exceeded our net profit target, with all group entities contributing to the increase.

Net profit up 14%

Tier I ratio of 10.2

Return on equity of 10.3%

Income up 15% at EUR 5.7 billion

Operating expenses rise 19% to EUR 3.9 billion

Efficiency ratio improves to 68%

Risk-related costs fall 8 basis points to 13 basis points

Private sector lending up 6% at EUR 344 billion

Amount due to customers rises 6% to EUR 230 billion

Healthy outlook for second half of 2007

In the first half of 2007, Rabobank Group achieved a net profit of EUR 1.4 billion, a rise of 14%. This means that we exceeded our net profit target, with all group entities contributing to the increase. Domestic lending showed strong growth thanks to the large demand for mortgages, resulting in our market share expanding by 3.5% to 29%. International lending also increased. Partly thanks to the rise in the number of Dutch savings accounts, savings grew healthily, so that we gained 0.6% in market share to reach 39.9%.

"*I am extremely pleased with Rabobank Group's results for the first half of 2007. The growth in profit was widely spread over all Group entities. Our local Rabobanks also showed healthy growth once again,*" states Bert Heemskerk, Chairman of the Executive Board of Rabobank Group. He has this to say on the current situation: "*The recent unease on the financial markets doesn't disturb us either. I find equally that the impact of the adverse developments on the US subprime market on other markets to be out of proportion and unrealistic. It is extremely important to stay calm and see what is really happening. Where are the risks arising and how large are they? In my view, although the final amount involved will be one that the markets can cope with properly, the process of normalisation will certainly take some time.*"
Heemskerk has this to say on Rabobank's position: "*We have no direct exposure to US mortgage lenders. And indirectly, via investment vehicles, not only are the risks in our exposure moderate, but more than 90% of the lending is even rated triple-A.*
Nor do we have investments in hedge funds. Rabobank is healthy in terms of both solvency and liquidity. Our strong position remains unimpaired. I am convinced, therefore, that we will again achieve a good profit for the second half of this



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Old monetary unions - Lessons for the EMU from the 19th century

16-8-2007 | Other news

The European Monetary Union (EMU) has operated successfully since 1999. There are many, however, who still doubt that it will be a lasting enterprise. An important area of concern is the lack of political union, illustrated recently by the rejection of the European Constitution and the tough negotiations to draft an alternative treaty. A new report released by Rabobank's Economic Research Department looks at monetary unions of the 19th century.

Sceptics often point to the failure of earlier multinational monetary unions as evidence that the EMU cannot survive without political union. Most attention has focused on the failed Latin and Scandinavian Monetary Unions of the late 19th and early 20th century . Unlike the EMU, however, these arrangements were not true single currencies. They failed not because of a lack of political union, but due to a lack of monetary integration.

The Austro-Hungarian monetary union, of the same period, was similar to the EMU. It functioned well, but did not survive the disintegration of Austria-Hungary at the end of the First World War. This illustrates that the fate of a political arrangement is indeed important to the future of a currency. This does not mean that political union is essential, however. History is littered with the corpses of political unions that took their currencies down with them. What is essential is that political arrangements are durable. The EU has proven a viable multinational organisation for fifty years thanks to the model of integration by consensus. This suggests a durable arrangement that can form a satisfactory political foundation for the EMU.

The reports concludes that the lesson for the EMU is that some degree of durable political arrangement is needed for a monetary union to survive. The European Union's model of mutual consent of sovereign states has offered an effective basis for cooperation over the last fifty years. This offers a sound political foundation for the EMU.

Download the report below for full details

Old monetary unions - Lessons for the EMU from the 19th century

Old monetary unions

Lessons for the EMU from the 19th century

Rabobank

Economic Research Department

Menno Middeldorp
M.H.Middeldorp@rn.Rabobank.nl
+31 30 216 1397

www.Rabobank.com

Introduction

The European Monetary Union (EMU)[1] has operated successfully since 1999. There are many, however, who still doubt that it will be a lasting enterprise. An important area of concern is the lack of political union, illustrated recently by the rejection of the European Constitution and the tough negotiations to draft an alternative treaty.

Sceptics often point to the failure of earlier multinational monetary unions as evidence that the EMU cannot survive without political union. Most attention has focused on the failed Latin and Scandinavian Monetary Unions of the late 19th and early 20th century[2]. Unlike the EMU, however, these arrangements were not true single currencies. They failed not because of a lack of political union, but due to a lack of monetary integration.

The Austro-Hungarian monetary union, of the same period, was similar to the EMU. It functioned well, but did not survive the disintegration of Austria-Hungary at the end of the First World War. This illustrates that the fate of a political arrangement is indeed important to the future of a currency. This does not mean that political union is essential, however. History is littered with the corpses of political unions that took their currencies down with them. What is essential is that political arrangements are durable. The EU has proven a viable multinational organisation for fifty years thanks to the model of integration by consensus. This suggests a durable arrangement that can form a satisfactory political foundation for the EMU.

Latin Monetary Union

Belgium, France, Italy and Switzerland formed the Latin Monetary Union (LMU) in 1865[3]. A great deal of monetary integration had already taken place between the participants as these countries already modelled their coins on France's bimetallic metric system[4].

Unlike with today's fiat paper currencies, the basis of the French system was coins with a defined and substantial content of gold or silver (both originally 90%[5]). Because the coins of these countries used the same amounts of precious metals they were practically interchangeable. For example, 80% of the coins used in Switzerland in the early 1850s originated in France[6]. By 1852 Belgium, France, Switzerland and parts of Italy had given legal tender status to each other's coins.

There was a problem, however. Countries started to generate seigniorage income by lowering the content of silver in their coins. Italy and Switzerland started and were soon followed by France. Belgium proposed a monetary conference in 1865 to avoid further competitive debasement of coins. This resulted in the Latin Monetary Union, which amounted to an agreement to maintain coinage standards.

There was still substantial monetary independence for the participating countries because there was no central monetary authority. Although they were restricted in their coinage, they could still issue separate paper money even if it wasn't convertible into coins or precious metal. As a result it was monetary financing that eventually killed the LMU. While the union initially survived the issuance of non-convertible paper money by France (due to the Franco-Prussian war) and Italy (to finance chronic budget deficits) the printing of paper money needed to finance the First World War proved fatal.

Figure 1: Monetary Unions in early 20th Century


Scandinavian
Monetary Union
Latin
Monetary
Union
Austria-
Hungary

Source: http://en.wikipedia.org/wiki/Austria-Hungary + adjustments[2]

Scandinavian Monetary Union

Sweden, Norway and Denmark formed the Scandinavian Monetary Union (SMU) in 1873. Like the founding members of the LMU, coins of the Scandinavian countries already circulated widely across borders. The coin system was not standardised as it was with the franc-system, however, so there was some desire to reach a common model. Also important was that the Nordic countries wished to switch to the gold standard (being used in UK and Germany) and had a cultural desire (labelled Scandinavianism) to bring themselves closer together.

The SMU was similar to the LMU in that it was based on a common coinage system. The member states retained significant monetary autonomy because they minted their own coins and had their own central banks. There were differences, however. SMU avoided the inconveniences of bimetallism (where fluctuations in the exchange rate between gold and silver were a nuisance) by using the gold standard. It also went further than the LMU because after 1901 banknotes were also covered by the union. This system worked because the central banks only issued banknotes that were convertible, i.e. they were backed by gold.

The Scandinavian countries stuck to the gold system and this provided the necessary focal point to coordinate monetary policy. As such the SMU avoided the unilateral monetary actions that plagued the LMU. However, when the international gold system collapsed due to the First World War the foundation of the system broke down and the member states stopped coordinating their monetary policy.

The SMU and the LMU both allowed member states a great deal of monetary autonomy. It was the exercise of this autonomy that killed both unions. The EMU is not vulnerable to the same demise. All monetary authority rests in the independent European Central Bank. Member states cannot print their own paper money, as happened in the case of the LMU. Furthermore, because they don't have their own currency they cannot change the target of monetary policy, as the Scandinavian countries did in abandoning the gold standard.

Austro-Hungarian Monetary Union

The SMU and LMU resulted from independent countries linking their monetary policies. The Austro-Hungarian Monetary Union went in the opposite direction. It was the result of a break-up[7]. The "Compromise of 1867" saw the Austrian Empire transformed into the dual monarchy of Austria-Hungary. The countries retained a common head of state, foreign policy, military, trade policy, internal market and currency. Otherwise they were independent states with their own fiscal policy.

Economically the resulting situation was a lot closer to the EMU than either the LMU or SMU. Austria and Hungary had a common market, currency and central bank. Initially, however, the central bank did not have full control over the currency because the governments could mint silver coins and, even though they did not have the right to issue new notes, old ones were still in circulation[8]. The need to stabilise the currency and the recurring bargaining between Austria and Hungary nevertheless resulted in the central bank gaining all monetary power in the 1890s[9].

The Austro-Hungarian central bank has clear parallels with the ECB. It was an independent bi-national institution in which both nations were represented on the board. The Austro-Hungarian central bank was largely successful in its monetary policy of stabilising the value of the currency against gold.

The monetary union between Austria and Hungary did not end for monetary reasons. When it became clear that Austria-Hungary would be on the losing side of the First World War the Empire rapidly dissolved. Czechoslovakia and the southern Slav regions declared their independence, after which Hungary terminated the union with what was left of Austria. The common currency died along with the political union.

The lesson for the EMU from the Austro-Hungarian experience is encouraging in the sense that the monetary union was similar and functioned well. It is discouraging in that the monetary union did not survive the death of the political arrangements that gave birth to it.

Monetary consequences of political divorce

It is true that the fate of a monetary union is strongly linked to the political arrangements that it accompanies. This does not mean, however, that full political unity is a necessity. What is really important is the durability of the political arrangements, whether they are unified or not.

While economic historians have emphasised the failure of the few examples of multi-state monetary unions, a far more common demise of a currency is that the political union behind it goes bust. Living memory offers numerous examples like Czechoslovakia, Yugoslavia and the Soviet Union[10].

Even the United States and Germany have not always able to maintain their monetary unions because of political breakdown. The US saw the Southern States break off in the Civil War. German was split in two for half of the 20th century.

The voluntary basis on which the loose-fitting political ties of the EU have been knotted have lasted fifty years. They probably form a better political basis for the EMU than premature political union.

Old monetary unions

Conclusion

The Latin and Scandinavian monetary unions were very limited when compared to the EMU. They were basically the bundling of coins rather than a common currency with a single central bank. The EMU has one monetary authority and it thus cannot fall prey to the same problems.

The Austro-Hungarian monetary union, on the other hand, was much more similar to the EMU because it had one central bank that had complete control over a single currency. The Austrian Monetary Union ended because the political ties behind it were destroyed by the First World War. The lesson for the EMU is that some degree of durable political arrangement is needed for a monetary union to survive. Complete political union, however, is not necessarily the best way to attain this durability. Indeed, many of the currencies in history died because overly ambitious or involuntary political unions self-destructed. The EU's model of mutual consent of sovereign states has offered an effective basis for cooperation over the last fifty years. This offers a sound political foundation for the EMU.

References

Bergma, U. Michael (1999) Do monetary unions make economic sense? Evidence from the Scandinavian Currency Union, *Scandinavian Journal of Economics*

Bordo, Michael and Lars Jonung (1999) The Future of EMU, What does the history of monetary unions tell us? *NBER Working Paper No. 7365*

Capie, Forrest (1998) Monetary Unions in historical perspective: What future for the euro in the international financial system, *Open Economies Review*

Flandreau, Marc (2000) The economics and politics of monetary unions: A reassessment of the Latin Monetary Union, *Financial History Review*

Flandreau, Marc (2001) The bank, the states and the market: An Austro-Hungarian tale for Euroland, *Oesterreichische Nationalbank Working Paper No. 43*

Flandreau, Marc (2005) The logic of compromise: monetary bargaining in Austria-Hungary, *CEPR Discussion Paper No. 5397*

Healy, J.F. (1957) Notes on the monetary union between Mytilene and Phokaia, *The Journal of Hellenic Studies*

Sharp, Paul Richard (2005) The History of Monetary Unions and the Optimal Currency Criteria

Endnotes

[1] We use EMU here the same way we use LMU and SMU for Latin and Scandinavian Monetary Union respectively. This is, however, not the official European Union term. EMU actually stands for Economic and Monetary Union, a process of which the monetary union is the third and final phase.

[2] These are hardly the first monetary unions between sovereign powers. For example, at least as far back as the 4th century BC, the Greek city states Mytilene and Phokaia took turns minting coins that circulated in both cities. Healy (1957) discusses the contract behind this monetary union.

[3] Later other countries joined or mimicked the French coinage system. They are, however, peripheral to our discussion.

[4] A legacy of this period is that the Swiss franc still uses the name of the French currency, which ironically has since been swallowed by the euro. The Belgian currency also used this name until the EMU.

[5] Bordo and Jonung (1999)

[6] Capie (1998)

[7] As Flandreau (2005) puts it "The Austro-Hungarian monetary union was not the result of a monetary marriage but the by-product of a fiscal divorce."

[8] According to Flandreau (2001) more than half of the high powered money in circulation after the 1867 Compromise consisted of government bank notes.

[9] Flandreau (2001) compares the Austro-Hungarian monetary union to the EMU. Flandreau (2005) examines the role of bargaining between Hungary and Austria.

[10] In effect the break-up of the old Austrian Empire wasn't complete until the end of the 20th century when Czechoslovakia and Yugoslavia (the Western parts of which consisted of the Slav states that had broken off from Austria) fragmented.


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Rabobank introduces new investment products in Asia

16-8-2007 | Other news

Rabobank held a press conference on 14 August at The China Club Singapore to introduce three innovative investment products with the Hong Kong Exchanges and Clearing Limited ("HKEx"), the Singapore Exchange Limited ("SGX") and the Bursa Malaysia Berhad ("BURSA") as a basket underlying.

The three products are:

RaboJet Certs - Series 5 (Stock Code: RB DLC05*K080922)

Exchange Basket Structured Warrants (Stock Code: Bkt 3EXCHG RB eCW 080228)

Zero Strike Participation Certificates (Stock Code: Bkt 3EXCHG RB ZPC 090102)

General Manager for Singapore Goh Chong Theng and Martin Wong from GFM Hong Kong were our spokespersons at the press conference. For more information on these three products, please refer to the attached press release that was distributed in Singapore on 14 August 2007.

The order taking period for RaboJet Certs - Series 5 is from 15 to 28 August 2007. You can learn more about RaboJet Certs and download a copy of the RaboJet Certs - Series 5 Product Guide at www.rabobank.com/RaboJetCerts. You can also email your query to warrants@rabobank.com.


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What is MiFID?

16-8-2007 | Other news

The Markets in Financial Instruments Directive (MiFID) is new European legislation that comes into effect on November 1, 2007 replacing and updating the existing Investment Services and Banking Co-ordination Directives. MiFID's aim is to enhance the single European financial marketplace, increase market transparency and improve investor protection.

Why the need for MiFID?
The European Union aims for a stronger and more efficient internal market. One European financial market will lead to additional and expanded services and increase competition, which in turn leads to lower costs for clients. Another important element of MiFID is enhanced passporting. This enables a MiFID-compliant entity to offer its services in all European countries with consistent levels of client protection.

Our challenge under MiFID
Rabobank will continue to strive to provide you with the best possible service and appropriate products, with the intention of maintaining our existing high level of client satisfaction. As far as possible we aim to achieve this with minimum disruption to our daily business with you.

Additional Information
Further information on Rabobank's implementation of MiFID will be made available on this website in the near future.

For detailed background information on MiFID, please visit the following websites:
http://ec.europa.eu/internal_market/securities/isd/index_en.htm
http://www.fsa.gov.uk
http://www.afm.nl (in Dutch)


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Rabo Participaties acquires an interest in Itho

13-8-2007 | Other news

Rabo Participaties and the current management of Itho Holding B.V. have acquired all of the shares in the company via a secondary management buy-out. Rabo Participaties has invested in a majority interest. Alpinvest has sold its interest in the company. Itho will now pursue a strategy of expanding its position within the market for sustainable ventilation systems, extractor hoods and heating and hot water systems. Itho is anticipating increasing demand for energy-saving (air-conditioning) systems, such as ventilation systems and heat pumps.

Itho has been in business since 1919 and specialises in the development, production and sale of energy-saving air-conditioning systems that increase human comfort. Approximately 165 FTEs work at the Itho sites in Schiedam and Etten-Leur. Itho combines its innovative prowess with a dedicated development, production and sales organisation. The company designs, produces and sells ventilation systems, extractor hoods, heating and hot water systems, control technology and heat pumps.

CEO Wim van den Bogerd: "Rabo Participaties clearly offered the best foundation from which to achieve our plans for Itho. The fact that in the new situation financing had to afford sufficient scope to enable us to do business both at home and abroad was an important principle in this respect. There is also the fact that Rabo considers sustainability and Corporate Social Responsibility to be top priorities. We are happy for these to be the core values of our organisation!"

Donar van den Berg of Rabo Participaties: "The whole process was completed exceptionally efficiently and in a constructive atmosphere in a period of just two months. We believe that Itho's products have huge potential for growth and we are delighted to have added Itho to our investment portfolio. We are convinced that this management team is more than capable of fully realising the potential for growth."


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Rabo Development seeks Risk Manager for National Microfinance Bank, Tanzania

10-8-2007 | Other news

Rabobank Development Programme currently has a vacancy for the position of Risk Manager for the National Microfinance Bank, in Tanzania.

Rabo Development invests in and upgrades banks in developing countries in order to:

Increase access to financial services in developing countries and by doing this strengthen the cooperative identity of Rabobank.

Strengthen Rabobank's brand as a social responsible provider of financial services.

Strengthen Rabobank's position as a global Food & Agri business bank in developing countries.

National Microfinance Bank, Tanzania

National Microfinance Bank (NMB), one of the largest banks in Tanzania, has a network of about 120 branches and employs more than 1,800 employees. It was privatised in September 2005 with Rabobank becoming the strategic investor. Rabobank holds 35% of the shares, provides management services and executes a comprehensive technical assistance program. With the managers, resources and expertise of Rabobank NMB will be upgraded to a leading financial institution increasing its outreach in Tanzania. Recent developments have been the introduction of new basic banking products, a new internet site, and the implementation of ATMs and SMS-banking into NMB's network.

Following government's intention to sell off another 21% of its shares at the Dar es Salaam stock exchange next year, NMB will soon become a listed company.

Find out more about the vacancy and Rabo Development


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Rabobank presents at Prognosfruit conference

7-8-2007 | Other news

Rabobank's Cindy van Rijswick (Food & Agri Research Advisory) was one of the speakers at this year's Prognosfruit conference from 2 to 4 August in Vilnius, Lithuania. Prognosfruit is an annual event in which apple and pear production forecasts and fruit market trends in the EU and outside are discussed. The conference brings together producers, processors and traders from various European countries. Cindy's presentation entitled 'Catching the eye: Challenges for the European fruit sector' focuses on market and retail issues related to the fresh fruit industry.

The wind seems fair for fruit. It fits perfectly in a healthy diet, supermarkets are stressing the importance of the fresh produce category and even world's largest foodservice provider McDonalds is now introducing fruit in its assortment. Nevertheless, the actual volume of fruit consumption has levelled out or even declined in most European countries. Every single type of fruit competes with many other fruit and food items in the supermarket. The ordinary apple, for example, has to compete with exotics, fruit juices, pre-cut fruit salads, regionally sourced fruit and 'superfruits' (fruit with strong potential health benefits). At the same time, large retailers are becoming increasingly demanding and powerful and global competition in fruit has grown since trade flows from the Southern Hemisphere and China have soared. In this extremely competitive environment, one of the challenges for the European fresh fruit industry is to move away from commoditisation and catch the eye of the consumer within the broad range of substitute products.

Download the presentation below for full details.

Find out more about Food & Agri Research Advisory.

Presentation Prognosfruit conference August 2007


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NZ horticulture - partnerships key to unlocking value

6-8-2007 | Other news

Strategic partnerships could provide the New Zealand horticulture industry with an avenue for further growth, according to a visiting international agribusiness specialist.

Speaking at the Horticulture New Zealand Conference held in Christchurch yesterday, managing director of Food and Agribusiness Research for Rabobank International in the Americas Deborah Perkins said that as income and population growth provide the basis for an expanding food market, consumers are eating more fruit and processed foods. This has in turn seen the trade of fruit and vegetables increase.

Global production of fruit and vegetables has grown in response to rapid population growth in China, India and Brazil over the last ten years.

Chile has emerged as the largest exporter of fruit in the Southern Hemisphere.

Consumers are looking for fruit and vegetables with high-profile health benefits and have grown to expect year round supply of fruit and vegetables.

Ms Perkins, who is based in Rabobank's New York office, was in New Zealand as part of Rabobank's Visiting Experts Program, which brings some of the world's leading food and agribusiness specialists to New Zealand to share their knowledge with communities in rural and regional locations across the country.

Download the full press release below for full details.

Partnerships key to unlocking value of NZ horticulture


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Rabobank to acquire minority stake in Paraguayan bank

6-8-2007 | Other news

Rabobank is to acquire a minority stake (40%) in the Paraguayan Banco Regional. This is in line with our strategy to support retail and agri banks in developing countries with relatively small investments. The initiative falls within the framework of the Rabo Development Program (RDP).

From the moment Banco Regional and Rabobank's paths crossed, there was an immediate 'click'. When it also became obvious that we have similar ambitions and the bank fulfilled RDP's criteria, we decided to start negotiations for the 40% minority stake.

Banco Regional is the fifth largest bank in Paraguay, has a balance sheet of approximately $220 and around 200 employees. There are 15 offices, mostly located in the southeast of Paraguay and in the capital Asunción.

One of Banco Regional's distinguishing characteristics is that it is a retail bank focused on the agri sector. It has around 10,000 clients.

The participation was agreed at an Extraordinary Meeting of Banco Regional Shareholders. The official agreement is expected to be finalised in around six months.


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Peter Vogelzang to head independent inquiry into Rasmussen affair

3-8-2007 | Press Release

Peter Vogelzang (62), the former Superintendent of the Utrecht Regional Police, Chef de Mission of the Dutch Olympic team in Athens, member of the Supervisory Board of the Royal Netherlands Football Association (KNVB) and delegated supervisory director of Feyenoord NV is to head the independent inquiry into the events surrounding Michael Rasmussen and the crisis involving the Rabo Cycling Team in the Tour de France 2007. This inquiry has been initiated at the request of the Executive Board of the Rabobank Group.

The Executive Board has requested Mr Vogelzang to focus the inquiry on the following topics:

The process leading up to the crisis. What are the underlying facts, how did the decision-making procedures take place during the different phases and how were the communications handled?

How did the management and the team management perform within this process?

The governance structure of the Rabo Cycling Teams that was established in 2004 and that provides for a clear division of responsibilities between the sport operation and the bank and facilitates remote supervision.

The policy of the Rabo Cycling Teams concerning training and medical guidance and the system of monitoring the riders' compliance with the policy.

The context of the developments within the realm of international professional cycling. What is the influence of legislation and regulations, doping checks, sanctions and the conduct of the various bodies (UCI, WADA and National Federations) and organisations such as ASO (organiser of the Tour de France)?

The ultimate findings, conclusions and recomendations of the inquiry committee headed by Mr Vogelzang are expected to be presented in October of this year.



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Theo de Rooij departs from the Rabo Cycling team

3-8-2007 | Other news

Theo de Rooij resigned from his position as Director of the Rabo Cycling Team Friday evening, August 3, 2007. Following the turbulent times in the Tour de France, in which he dismissed Michael Rasmussen from the team, he wishes to have 'the time and rest, to consider the future'. Rabobank understands and respects his decision.

Theo de Rooij has been involved with the Rabo Cycling Teams, since the establishment of the Rabo Cycling Promotions Programme in October 1995. In 2004 he exchanged his role as team leader of the professional team for a position as general director of the Rabo Cycling Teams. Under De Rooij's leadership, in the span of 12 years, Rabobank has won 6 World titles, 81 national championships, 10 World Cup Classics and 27 stages in the three grand tours. His contribution to a total number of 1738 victories was very vital.

"This is a very difficult goodbye, very hard," said De Rooij. "The team is the all world to me. But I did not see another choice."

Rabobank Statement
Rabobank, as the main sponsor of the cycling sport, respect the decision of Theo de Rooij, who after consulting with Rabobank, step down from his position as Director of the Rabo Cycling Teams. Rabobank understands the decision of Theo de Rooij, who has won his spurs in cycling and means so much to this sport.


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Chairman of Australia's food giant, Goodman Fielder, receives 2007 Rabobank Leadership Awards

2-8-2007 | Other news

Max Ould, Chairman of leading food company Goodman Fielder, has been awarded the 2007 Rabobank Leadership Award in recognition of outstanding achievement in Australasian agribusiness.

The award was presented at the fourth annual Rabobank Leadership Dinner in Sydney on July 30, in the presence of agribusiness industry leaders, including the Ambassador of the Netherlands, Niek van Zutphen and the Consul General of the Netherlands, Margarita Bot.

Presenting the award, Rabobank Australia & New Zealand CEO Bruce Dick said Mr. Ould had made an exceptional contribution to Australasian business over three decades at the helm of a number of leading food and agribusiness corporations.

"Max has been one of the most outstandingly successful food industry CEOs over the long haul in this country," Bruce said. "The food and agribusiness sector has been very fortunate indeed that an individual with Max's skills and leadership qualities has chosen to devote three decades in serving its interests. His contribution to the companies he has led and the wider sector has been great and far reaching."

Mr. Ould was managing director of National Foods Limited from 1996 to 2003 and formerly served as CEO of Peters Limited and executive chairman and managing director of East Asiatic Corporation/ Plumrose.

He served as chairman of Goodman Fielder since November 2005 and also serves on the boards of Foster's Group, Pacific Brands and AGL Energy.

Download the full press release below for full details.

Rabobank Leadership Award 2007



FINAL TERMS

THE ISSUER HAS MADE NO INVESTIGATION INTO THE TREATMENT OF THE NOTES BY THE TAX AUTHORITIES OF ANY COUNTRY, INCLUDING THE UNITED STATES OF AMERICA. INVESTORS ARE STRONGLY ADVISED TO TAKE THEIR OWN TAX ADVICE.

The purchase of Notes may involve substantial risks and is suitable only for investors who have the knowledge and experience in financial and business matters necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Before making an investment decision, prospective purchasers of Notes should consider carefully, in the light of their own financial circumstances and investment objectives, all the information set forth in these Final Terms and the Offering Circular, as supplemented from time to time.

Date: 20 August 2007

RABOBANK STRUCTURED PRODUCTS

Issue of EUR 50,000,000 Index Linked Interest and Redemption Notes 2007 due 22 August 2015 (the Notes)
pursuant to the EUR 8,000,000,000 Structured Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 22 December 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing at Rabo Securities, Amstelplein 1, 1096 HA Amsterdam, The Netherlands and www.rabobank.nl and copies may be obtained from Rabo Securities, Amstelplein 1, 1096 HA Amsterdam, The Netherlands.

These Final Terms do not constitute an offer to sell or the solicitation of an offer to buy any Notes other than the Notes to which they relate or an offer to sell or the solicitation of an offer to buy Notes by any person in any circumstances in which such offer or solicitation is unlawful.

The distribution of these Final Terms and the offering, sale and delivery of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession these Final Terms come are required by the Issuer to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering and sale of the Series, see 'Subscription and Sale' in the Offering Circular as supplemented or amended by these Final Terms.

The information contained in these Final Terms does not constitute an investment recommendation.

1.	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Structured Products)
2.	(a)	Series Number:	2125
	(b)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro (**EUR**)
4.	Aggregate Nominal Amount:		
	(a)	Series:	EUR 50,000,000
	(b)	Tranche:	EUR 50,000,000
5.	Issue Price of Tranche:		100.00 per cent.
6.	Specified Denomination(s):		EUR 100,000
7.	(a)	Issue Date:	22 August 2007
	(b)	Interest Commencement Date:	Not Applicable
8.	Maturity Date:		22 August 2015
9.	Interest Basis:		Subject to the provisions set out in items 22 and 27, Index Linked Interest
10.	(a)	Redemption/Payment Basis:	Index Linked Redemption
	(b)	Protection Amount:	Not Applicable
11.	Change of Interest Basis or Redemption/Payment Basis:		Not Applicable
12.	Put/Call Option/Obligatory Redemption:		Obligatory Redemption
13.	(a)	Status of the Notes:	Senior
	(b)	Domestic Note: (*if Domestic Note, there will be no gross-up for withholding tax*)	No
	(c)	Date approval for issuance of Notes obtained:	Not Applicable
14.	Method of distribution:		Non-Syndicated



PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

FIXED RATE NOTE PROVISIONS

15. Fixed Rate Note Provisions: Not Applicable

FLOATING RATE NOTE PROVISIONS

16. Floating Rate Note Provisions: Not Applicable

ZERO COUPON NOTE PROVISIONS

17. Zero Coupon Note Provisions Not Applicable

CURRENCY LINKED INTEREST NOTE PROVISIONS

18. Currency Linked Interest Note Provisions Not Applicable

COMMODITY LINKED INTEREST NOTE PROVISIONS

19. Commodity Linked Interest Note Provisions Not Applicable

EQUITY LINKED INTEREST NOTE PROVISIONS

20. Equity Linked Interest Note Provisions: Not Applicable

CREDIT LINKED INTEREST NOTE PROVISIONS

21. Credit Linked Interest Note Provisions: Not Applicable

INDEX LINKED INTEREST NOTE PROVISIONS

22. Index Linked Interest Note Provisions: Applicable

    (a) Index or Indices: See below

    (b) Name of Index Sponsor(s): See below

i	Index	Index Sponsor	Screen Page (Bloomberg)	$Index_{i,0}$
1	Dow Jones EURO STOXX 50® Index	STOXX Limited	SX5E <Index>	4259.3
2	S&P 500 Index	Standard & Poor's	SPX <Index>	1453.8
3	Nikkei 225 Stock Average	Nikkei Inc.	NKY <Index>	16887.03

(c)	Description of formula to be used to determine Rate of Interest:	If on Valuation $Date_t$, the Reference Level of the Worst Performing Index is equal to or above its respective Coupon Barrier, then $Coupon_t$ shall be **EUR 6,000 per Specified Denomination** in respect of such Valuation $Date_t$; otherwise $Coupon_t$ shall be **EUR 0 per Specified Denomination** in respect of such Valuation $Date_t$. For the purpose of these Final Terms: **Coupon Barrier** means 60% x $Index_{i,0}$ **$Index_{i,0}$** means the relevant level set out in the table above, being the Reference Level of $Index_i$ on 1 August 2007. **$Index_{i,t}$** means the Reference Level of $Index_i$ on Valuation $Date_t$. **Worst Performing Index** means, in respect of each Valuation $Date_t$, $Index_i$ with the least positive or greatest negative performance, as the case may be, as determined by the Calculation Agent in accordance with the following formula: $Index_{i,t} / Index_{i,0}$
(d)	Provisions for determining the Rate of Interest where calculation by reference to Index or Indices and/or formula is impossible or impracticable:	Condition 6 applies
(e)	Specified Period(s)/Specified Interest Payment Dates:	The Specified Interest Payment Date shall be the Optional Redemption Date in accordance with item 27(a) and 27(b) below or, if no Obligatory Redemption has taken place in accordance with item 27(b) below, on the Maturity Date in accordance with item 31(b) below.
(f)	Business Day Convention:	Modified Following Business Day Convention
(g)	Additional Financial Centre(s):	Not Applicable
(h)	Minimum Rate of Interest:	Zero (0) per cent. per annum
(i)	Maximum Rate of Interest:	Twelve (12.00) per cent. per annum
(j)	Day Count Fraction:	30/360 unadjusted



(k)	Valuation Date:	or **Valuation Date**, means 1 February and 1 August in each year from and including 1 February 2008 (where t = 1) to and including 1 August 2015 (where t = 16). For the avoidance of doubt, the part (b) definition of Valuation Date under Condition 6(c) applies.
(l)	Valuation Time	Condition 6(c) applies
(m)	Exchange(s):	i) In the case of the Dow Jones EURO STOXX 50® Index, in respect of each and any component security, the principal stock exchange on which such component security is principally traded, as determined by the Calculation Agent, any successor thereto or any substitute exchange or quotation system to which trading in the shares underlying the Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the shares on such temporary substitute exchange or quotation system as on the original Exchange); and ii) In the case of the S&P 500 Index and the Nikkei 225 Stock Average Index, each exchange or quotation system specified as such for such Index, any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the securities/commodities comprising such Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the securities/commodities comprising such Index on such temporary substitute exchange or quotation system as on the original Exchange).
(n)	Related Exchange(s):	All Exchanges
(o)	Others terms or special conditions:	Not Applicable

FUND LINKED INTEREST NOTE PROVISIONS

23.	Fund Linked Interest Note Provisions:	Not Applicable

DUAL CURRENCY INTEREST NOTE PROVISIONS

24.	Dual Currency Interest Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

25.	**Call Option:** (Condition 4(c))	Not Applicable
26.	**Put Option:** (Condition 4(d))	Not Applicable

27. Obligatory Redemption: (Condition 4(f)) — Applicable

(a) Optional Redemption Date: 22 February and 22 August in each year from and including 22 February 2008 to and including 22 February 2015, subject to adjustment in accordance with the Modified Following Business Day Convention but without adjustment to the Optional Redemption Amount due.

(b) Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s): If on Valuation $Date_t$, from and including the Valuation Date falling in February 2008 to and including the Valuation Date falling in February 2015, the Reference Level of the Worst Performing Index is equal to or above its respective Obligatory Redemption Barrier then the Issuer shall redeem each Note on the immediately following Optional Redemption Date at an amount, in EUR, determined by the Calculation Agent as follows:

$$\text{EUR } 100{,}000 \times [100\% + \sum_{i=1}^{t} Coupon_t]$$

For the avoidance of doubt the aggregate amount of $Coupon_t$, determined in accordance with item 22(c) above, shall be paid on the Optional Redemption Date or the Maturity Date, as the case may be.

For the purpose of these Final Terms:

Obligatory Redemption Barrier means 80% x $Index_{i,0}$

28. Final Redemption Amount of each Note: As per item 31(b) below

29. Currency Linked Redemption Notes: Not Applicable

30. Commodity Linked Redemption Notes: Not Applicable

31. Index Linked Redemption Notes: Applicable

(a) Whether the Notes relate to a basket of indices or a single index and the identity of the relevant Index/Indices and details of the relevant sponsors: For the avoidance of doubt, the Notes relate only to the worst performing of the Indices below and not to a basket of Indices:

(b) Relevant provisions for determining the Final Redemption Amount: Provided that the Notes have not been previously redeemed or purchased and cancelled in accordance with the Terms and Conditions applicable to these Notes, on the Maturity Date the Issuer shall redeem each Note at an amount, in EUR, determined by the Calculation Agent as follows:



$$EUR\ 100{,}000 \times \left[100\% + \sum_{i=1}^{t} Coupon_t - MAX\left(0;1 - \underset{i=1}{\overset{3}{Min}}\left[\frac{Index_{it}}{Index_{i0}}\right]\right) \times Trigger\right]$$

For the purpose of these Final Terms:

Trigger:

i) If $Index_{it}$ of the Worst Performing Index is equal to or less than its respective Coupon Barrier, the Trigger shall be one (1); otherwise

ii) the Trigger shall be zero (0).

(c)	Valuation Date:	As per item 22(k) above where t = 16
(d)	Valuation Time:	Condition 6(c) applies
(e)	Disrupted Day:	Applicable
(f)	Multiplier for each Index comprising the basket:	Not Applicable
(g)	Additional Disruption Events:	Applicable Hedging Disruption Increased Cost of Hedging
(h)	Exchange(s):	As per item 22(m) above
(i)	Related Exchange(s):	As per item 22(n) above
(j)	Other terms or special conditions:	Not Applicable

32.	**Equity Linked Redemption Notes:**	Not Applicable
33.	**Credit Linked Redemption Notes:**	Not Applicable
34.	**Fund Linked Redemption Notes:**	Not Applicable
35.	**Dual Currency Linked Redemption Notes**	Not Applicable
36.	**Partly Paid Notes**	Not Applicable
37.	Early Redemption Amount:	As defined in the Conditions
38.	Adjustment for Early Redemption Unwind Costs:	Applicable: Standard Early Redemption Unwind Costs

GENERAL PROVISIONS APPLICABLE TO THE NOTES

39.	Form of Notes:	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event as set out in the Permanent Global Note
40.	Additional Financial Centre(s) or other special provisions relating to Payment Days in Condition 10(e):	Not Applicable
41.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
42.	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
43.	Other final terms:	Not Applicable
44.	Further Issues provision:	Condition 17 applies

DISTRIBUTION

45.	(a)	If syndicated, names (and addresses) of Dealers (and underwriting commitments):	Not Applicable
	(b)	Date of Subscription Agreement:	Not Applicable
	(c)	Stabilising Manager (if any):	Not Applicable
	(d)	If non-syndicated, name (and addresses) of relevant Dealer(s) and/or Distributor:	BNP Paribas 10 Harewood Avenue London NW1 6AA, United Kingdom
	(e)	Total commission and concession:	Not Applicable
	(f)	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
46.	Additional selling restrictions:		Not Applicable



LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Structured Medium Term Note Programme of Rabobank Structured Products.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms and to the best knowledge and belief of the Issuer the information contained in these Final Terms is in accordance with the facts and does not omit anything likely to affect the import of such information. Information on the Indices (**Reference Information**) has been extracted from annual reports, Bloomberg, Reuters, official websites and/or other publicly available information. The Issuer confirms that the Reference Information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by the Index Sponsors, Bloomberg, Reuters and/or on official websites relating to the Indices, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Signed on behalf of the Issuer:

By:________________________

Duly authorised

PART B – OTHER INFORMATION

1. LISTING

(a)	Listing:	Eurolist by Euronext Amsterdam
(b)	Admission to trading:	Application has been made for the Notes to be admitted to trading on Eurolist by Euronext Amsterdam with effect from the Issue Date.
(c)	Estimate of total expenses related to admission to trading:	EUR 4,250

2. RATINGS

Ratings:	Not Applicable

3. NOTIFICATION

Not Applicable

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save for any fees payable to the Dealer, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(a)	Reasons for the offer (other than general corporate purposes):	General corporate purposes
(b)	Estimated net proceeds:	EUR 50,000,000
(c)	Estimated total expenses:	EUR 4,250 in listing expenses

6. YIELD

Indication of yield:	Not Applicable

7. HISTORIC INTEREST RATES

Not Applicable

8. PERFORMANCE OF INDEX, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE INDEX

All disclosures contained in these Final Terms regarding the Indices and/or the Sponsor(s) of the Indices are derived from publicly available documents or other specified publicly available sources. The Issuer has not participated in the preparation of such documents nor made any due diligence inquiry with respect to the information provided therein.

Investors in the Notes are urged to conduct their own investigation into the Indices. Furthermore, there can be no assurance that all events occurring prior to the date of these Final Terms (including events that would affect the accuracy or completeness of such publicly available documents) that



would affect the prices of the Indices (and therefore the trading price of the Notes) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure or failure to disclose material future events concerning the Indices could affect the trading price and redemption value of the Notes.

None of the Issuer, the Calculation Agent or any Agents accepts responsibility for the calculation, maintenance or publication of any Index or any successor index.

(a) Dow Jones EURO STOXX 50® Index:

Index description

The Dow Jones EURO STOXX 50® Index is a capitalization-weighted index of 50 European blue chip stocks from those countries participating in the EMU. The equities use free float shares in the index calculation. The index was developed with a base value of 1000 as of 31 December 1991. This index uses float shares. (Source: Bloomberg)

Further information

Further information on the Dow Jones EURO STOXX 50® Index and the daily closing Index levels for Dow Jones EURO STOXX 50® Index can be obtained from the following Bloomberg Pages and the website:

Index	Bloomberg Screen	Calculated and announced by:	website
Dow Jones EURO STOXX 50® Index	SX5E	STOXX Limited Selnaustrasse 30 CHH-8022 Zurich, Switzerland	www.stoxx.com

Index disclaimer

Dow Jones EURO STOXX 50® Index

STOXX Limited ("**STOXX**") and Dow Jones & Company ("**Dow Jones**") have no relationship to the Issuer, other than the licensing of the relevant index and the related trademarks for use in connection with the Notes.

STOXX and Dow Jones do not:

- sponsor, endorse, sell or promote the Notes;
- recommend that any person invest in the Notes or any other securities;
- have any responsibility or liability for or make any decisions about the timing, amount or pricing of Notes;
- have any responsibility or liability for the administration, management or marketing of the Notes; or
- consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the relevant index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes.

Specifically:

STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:

- the results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the relevant index and the data included in the relevant index;
- the accuracy or completeness of the relevant index and its data; or
- the merchantability and the fitness for a particular purpose or use of the relevant index and its data;

STOXX and Dow Jones will have no liability for any errors, omissions, or interruptions in the relevant index or its data; and

Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses even if STOXX or Dow Jones knows that they might occur.

The licensing agreement between the issuer and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

(b) Standard & Poor's 500® Index

Index description

Standard and Poor's 500 Index is a capitalization-weighted index of 500 stocks. The index is designed to measure performance of the broad domestic economy though changes in the aggregate market value of 500 stocks representing all major industries. The index was developed with a base level of 10 for the 1941-43 base period. (Source: Bloomberg)

Further Information

Further information on the S&P 500® Index and the daily closing Index levels for S&P 500® Index can be obtained from the following Bloomberg Pages and the website:

Index	Bloomberg Screen	Calculated and announced by	website
S&P 500® Index	SPX	Standard and Poor's, 55 Water Street NY, NY 10041	www.standardandpoors.com

Disclaimer

The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the parties to this transaction or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Standard & Poor's 500 Index to track general stock market performance. S&P's only relationship to Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (the "Licensee") is the licensing of certain trademarks and trade names of S&P and of the Standard & Poor's 500 Index which is determined, composed and calculated by S&P without regard to the Licensee or this transaction. S&P has no obligation to take the needs of the Licensee or the parties to



the transaction into consideration in determining, composing or calculating the Standard & Poor's 500 Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of this transaction to be issued or in the determination or calculation of the equation by which this transaction is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE STANDARD & POOR'S 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, THE PARTIES TO THIS TRANSACTION, OR ANY OTHER PERSON OR ENTITY FORM THE USE OF THE STANDARD & POOR'S 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANT-ABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE STANDARD & POOR'S 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

(c) Nikkei 225 Index

Index Description

The Nikkie-225 Stock Average is a price-weighted average of 225 top-rated Japanese companies listed in the First Section of the Tokyo Stock Exchange. The Nikkei Stock Average was first published on 16 May 1949, where the average price was JPY 176.21 with a divisor of 225. (Source: Bloomberg.

Further information

Further information on the Nikkei 225® Index and the daily closing Index levels for Nikkei 225® Index can be obtained from the following Bloomberg Pages and the website:

Index	Bloomberg Screen	Calculated and announced by	website
Nikkei 225® Index	NKY	1-9-5 Otemachi Chiyoda-ku Tokyo 100-8066 Japan	www.nni.nikkei.co.jp

Disclaimer

The Nikkei 225 Index is the intellectual property of Nikkei Inc. (the "**Index Sponsor**"). "**Nikkei**", "**Nikkei Stock Average**" and "**Nikkei 225**" are the service marks of the Index Sponsor. The Index Sponsor reserves all rights, including copyright, to the Nikkei 225 Index.

The Notes are not in any way sponsored, endorsed or promoted by the Index Sponsor.

The Index Sponsor does not make any warranty or representation whatsoever, express or implied, either as to the results to be obtained as to the use of the Nikkei 225 Index or the figure as which the Nikkei 225 Index stands at any particular day or otherwise.

The Nikkei 225 Index is compiled and calculated solely by the Index Sponsor.

However, the Index Sponsor shall not be liable to any person for any error in the Nikkei 225 Index and the Index Sponsor shall not be under any obligation to advise any person, including a purchase or vendor of the Notes, of any error therein.

In addition, the Index Sponsor gives no assurance regarding any modification or change in any methodology used in calculating the Nikkei 225 Index and is under no obligation to continue the calculation, publication and dissemination of the Nikkei 225 Index.

9. PERFORMANCE OF [RATE[S] OF EXCHANGE/FORMULA/CURRENCIES], EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS [AND OTHER INFORMATION CONCERNING [THE [RATE[S] OF EXCHANGE/FORMULA/CURRENCIES]]

Not Applicable

10. PERFORMANCE OF [THE COMMODITY], EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS [AND OTHER INFORMATION CONCERNING [THE COMMODITY]]

Not Applicable

11. PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

12. PERFORMANCE OF [UNDERLYING EQUITY / BASKET OF UNDERLYING EQUITIES / UNDERLYING FUND / BASKET OF UNDERLYING FUNDS], EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

13. INFORMATION IN RELATION TO THE REFERENCE ENTITY, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS [AND OTHER INFORMATION CONCERNING THE REFERENCE ENTITY]

Not Applicable

14. INFORMATION IN RELATION TO [ ], EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS [AND OTHER INFORMATION CONCERNING THE [ ]

Not Applicable



15. OPERATIONAL INFORMATION

(a)	ISIN:	XS0315791474
(b)	Common Code:	031579147
(c)	Fondscode:	603353
(d)	Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking société anonyme and the relevant identification number(s):	Not Applicable
(e)	Delivery:	Delivery against payment
(f)	Names (and addresses) of additional (Paying/Delivery) Agent(s) (if any):	Not Applicable
(g)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)):	BNP Paribas (the **Calculation Agent**) 10 Harewood Avenue London NW1 6AA, United Kingdom All determinations in respect of the Notes shall be made by the Calculation Agent in its sole and absolute discretion acting in good faith and in a commercially reasonable manner and shall be binding on the Noteholders in the absence of manifest error.
(h)	Offer Period:	Not Applicable
(i)	Reduction of subscriptions:	Not Applicable
(j)	Maximum and minimum subscription amount:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1777A
TRANCHE NO: 1

ISK 25,000,000,000 12.50 per cent. Fixed Rate Notes 2007 due 17 February 2009

Issue Price: 100.560 per cent.

Landsbanki Islands hf.

The date of these Final Terms is 15 August 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1777A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		Icelandic Krona ("**ISK**")
4	Aggregate Nominal Amount:		
	(i)	Series:	ISK 25,000,000,000
	(ii)	Tranche:	ISK 25,000,000,000
5	Issue Price:		100.560 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		ISK 10,000,000
7	(i)	Issue Date:	17 August 2007

	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		17 February 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		12.50 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	12.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	17 February in each year commencing on 17 February 2008 and ending on the Maturity Date. For the avoidance of doubt, there shall be a short first coupon for the period commencing on 17 August 2007 and ending on, but excluding, 17 February 2008 ("Short First Coupon").
	(iii)	Fixed Coupon Amount(s):	ISK 1,250,000 per ISK 10,000,000 in nominal amount
	(iv)	Broken Amount:	ISK 625,000 per ISK 10,000,000 in nominal amount in respect of the Short First Coupon
	(v)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable

	(vii) Other terms relating to the method of calculating interes for Fixed Rate Notes:	Not Applicable
17	***Floating Rate Provisions***	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note *Provisions***	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	***Dual Currency Note Provisions***	*Not* Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Ea Note**	ISK 10,000,000 per Note of ISK 10,000,000 Specified Denomination
25	**Final Redemption Amount (Equit Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Conditio 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out i the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Paymer Dates (Condition 7(c)):	Yes

(iii)	*Unmatured Coupons to* become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) or an Index Modification, Index Cancellation or index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions *relating to payment dates:*	Reykjavik & TARGET, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealers' Commission:	0.90 per cent. of the Aggregate Nominal Amount of the Notes
37	If non-syndicated, name and address of Dealer:		Landsbanki Islands hf, Austurstraeti 11, Reykjavik, Iceland.
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		The Dealer has represented and agreed that it will not offer Notes to the public in Iceland, except in compliance with the Icelandic Act on Securities Transactions (No.33/2003) and any applicable laws or regulations in Iceland
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.011344, producing a sum of (for Notes not denominated in Euro):	Euro 283,600,000
43	In the case of Notes listed on *Eurolist by Euronext Amsterdam N.V.*:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

Signed on behalf of the Issuer:

By: 

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 17 August 2007
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,470

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marches financiérs (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland and *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	ISK 24,915,000,000
(iii)	Estimated total expenses:	ISK 225,000,000 (comprising Dealers' commission only)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: 12.20 per cent. per annum

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0316174720
(iii)	Common Code:	031617472
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than *Euroclear and Clearstream*, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (*Rabobank International*))	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying	Not Applicable

	up the securities and for delivery of the securities:	
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1735A
TRANCHE NO: 1

NOK 500,000,000 5.00 per cent. Fixed Rate Notes 2007 due 22 May 2009

Issue Price: 100.8462 per cent.

UBS Investment Bank	**Rabobank *International***
ABN AMRO	**Deutsche Bank**

The date of these Final Terms is 16 May 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1735A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		Norwegian Krone ("NOK")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 500,000,000
	(ii)	Tranche:	NOK 500,000,000
5	Issue Price:		100.8462 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		NOK 10,000
7	(i)	Issue Date:	22 May 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		22 May 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par

12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	22 May in each year commencing on 22 May 2008 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount (s):	*NOK 500 per NOK 10,000 in nominal amount*
	(iv)	*Broken Amount:*	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual ICMA unadjusted
	(vi)	Determination Date(s) *(Condition 1(a)):*	Not Applicable
	(vii)	Other terms relating to the method of calculating interest *for Fixed Rate Notes:*	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	NOK 10,000 per Note of NOK 10,000 Specified Denomination

25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) or an Index Modification, Index Cancellation or Index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Oslo and TARGET adjusted in accordance with Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	**UBS Limited** 1 Finsbury Avenue London EC2M 2PP United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thomas Court One Queenhithe London EC4V 3RL United Kingdom **ABN AMRO Bank N.V.** 250 Bishopsgate London EC2M 4AA United Kingdom

		Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	1.0 per cent. selling commission and 0.125 per cent. combined management and underwriting commission, in each case, of the Aggregate Nominal Amount of the Notes
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Norway Each Manager has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Kingdom of Norway any Notes other than to persons who are registered with the Oslo Stock Exchange as professional investors.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.122602, producing a sum of (for Notes not denominated in Euro):	Euro 61,301,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised



A07801648/1.1a/16 May 2007

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 22 May 2007
(iii)	Estimate of total expenses related to admission to trading:	Euro 1,330

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has been requested to provide the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, Financial Market Authority (FMA) in Austria, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg and *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Verwijderd: *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France,

Verwijderd: *Kredittilsynet* in Norway,

Verwijderd: *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden,

Verwijderd: ,

Verwijderd: ,

Verwijderd: *Komisja Papierów Wartosciowych I Gield* in Poland and *Finanstilsynet* in Denmark

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

As regards the offer to the public in Italy, the Offering Circular has been duly "passported" pursuant to Article 17 and 18 of the Prospectus Directive and Article 10-bis of CONSOB Regulation No 11971/1999, as amended, by providing CONSOB, the Italian competent authority, through the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*), with the Certificate; a

copy of the duly approved *Offering Circular and a translation into Italian language of the summary* note included in the Offering Circular. The offer of the Notes to the public in Italy will be carried out, on the basis of the "passported" Offering Circular, by UBS Limited on a cross border basis, acting on *behalf of the Issuer as distributor* in Italy of the Notes.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	498,606,000
(iii)	Estimated total expenses:	NOK 5,625,000 (comprising selling concession of NOK 5,000,000 and combined management and underwriting commission of NOK 625,000 only)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: 4.548 per cent per annum

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to the Maturity Date. It is also assumed that all coupons are reinvested at the same rate

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic Interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (Index-Linked Notes only)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment (Dual Currency Notes only)

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0301002985
(iii)	Common Code:	030100298
(iv)	*Fondscode:*	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

(i)	Time period during which the offer is open:	30 days from 22 May 2007
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any	Not Applicable

right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:

EXECUTION VERSION

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1753A
TRANCHE NO: 1

USD 500,000,000 5.25 per cent. Fixed Rate Notes 2007 due 6 July 2009

Issue Price: 99.865 per cent.

JPMorgan **Rabobank International** **TD Securities**

The date of these Final Terms is 4 July 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1753A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 500,000,000
	(ii)	Tranche:	USD 500,000,000
5	Issue Price:		99.865 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		USD 1,000
7	(i)	Issue Date:	6 July 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		6 July 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.25 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par

12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	6 July in each year commencing on 6 July 2008 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount (s):	USD 52.50 per USD 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30E/360 (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	USD 1,000 per Note of USD 1,000 Specified *Denomination*
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable

26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) or an Index Modification, Index Cancellation or index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and New York subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom **J.P. Morgan Securities Ltd.** 125 London Wall London EC2Y 5AJ United Kingdom **The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom

	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	0.05 per cent. selling concession and combined management and underwriting commission of the Aggregate Nominal Amount of the Notes
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0:74, producing a sum of (for Notes not denominated in Euro):	EUR 370,000,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 6 July 2007
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,470

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marches financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych Giełd* in Poland and the *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	USD 499,075,000.00
(iii)	Estimated total expenses:	USD 250,000 (comprising a combined selling, management and underwriting commission)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: 5.323 per cent. per annum

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

7 Historic Interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (Index-Linked Notes only) ***(Index-Linked Notes only)***

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment (Dual Currency Notes only)

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0308779932

(iii)	Common Code:	030877993
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 100,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1706A
TRANCHE NO: 1
NOK 500,000,000 5.00 per cent. Fixed Rate Notes 2007 due 14 May 2010

Issue Price: 101.328 per cent.

Rabobank International	**Deutsche Bank**
ABN AMRO	**KBC International Group**
UBS Investment Bank	**ING Financial Markets**

The date of these Final Terms is 23 February 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 31 May 2006, as supplemented by (i) a supplemental Offering Circular relating to the Issuer's interim consolidated financial statements for the six months ended 30 June 2006 dated 30 October 2006 and (ii) a supplemental offering circular relating to the increase of the programme limit to Euro 100,000,000,000 dated 9 February 2007 (together, the "**Offering Circular**") which together constitute a base prospectus for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and *www.bourse.lu*.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1706A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Norwegian Kroner ("**NOK**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 500,000,000
	(ii)	Tranche:	NOK 500,000,000
5	Issue Price:		101.328 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		NOK 10,000 and NOK 50,000
7	(i)	Issue Date:	27 February 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		14 May 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable

13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	14 May in each year commencing on 14 May 2007 and ending on the Maturity Date subject to Condition 10(h)(A)
	(iii)	Fixed Coupon Amounts:	NOK 500.00 per NOK 10,000 in nominal amount and NOK 2,500.00 per NOK 50,000 in nominal amount
	(iv)	Broken Amount:	There will be a short first coupon from and including 27 February 2007 to but excluding 14 May 2007, with a Broken Amount of NOK 104.11 per NOK 10,000 in nominal amount and of NOK 520.55 per NOK 50,000 in nominal amount
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	Floating Rate Provisions		Not Applicable
18	Zero Coupon Note Provisions		Not Applicable
19	Index Linked Interest Note Provisions		Not Applicable
20	Equity Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable

24	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note	NOK 10,000 per Note of NOK 10,000 Specified Denomination and NOK 50,000 per Note of NOK 50,000 Specified Denomination
25	Final Redemption Amount (Equity Linked Redemption Notes)	Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes)	Not Applicable
27	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) *and/or* the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (*Condition 7(c)*):	Yes
	(iii) Unmatured Coupons to *become void upon early* redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	Form of Notes	Bearer Notes
	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited *circumstances specified in* the permanent Global Note
29	*Financial Centre(s) (Condition* 10(h)) or other special provisions relating to payment dates:	*Oslo and* TARGET *subject to* Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such	No

	Talons mature):	
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	*Redenomination, renominalisation and reconventioning provisions:*	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Croeselaan 18 3521 CB Utrecht The Netherlands **Deutsche Bank AG, London Branch** Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom **ABN AMRO Bank N.V.** 250 Bishopsgate London EC2M 4AA United Kingdom **KBC Bank N.V.** Havenlaan 12 GKD/ 8742 1080 Brussels Belgium **UBS Limited** 100 Liverpool Street London EC2M 2RH United Kingdom

		ING BANK N.V. Foppingadreef 7 1102 BD Amsterdam The Netherlands
(ii)	Stabilising Manager (if any):	Deutsche Bank AG, London Branch
(iii)	Managers' Commission:	Combined management and underwriting commission of 0.20 per cent. and selling concession of 1.175 per cent., in each case of the Aggregate Nominal Amount
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable
GENERAL		
41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of NOK 1.00: Euro 0.124161, producing a sum of (for Notes not denominated in Euro):	Euro 62,080,500
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 100,000,000,000 Global Medium-Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 27 February 2007.
(iii)	Estimate of total expenses related to admission to trading:	Euro 2,060.00

2 RATING

Rating: The Notes have been rated Aaa, AA+ and AAA by Moody's Investors Service, Inc. (**"Moody's"**), Fitch Ratings Ltd. (**"Fitch"**) and Standard & Poor's Ratings Services (**"Standard & Poor's"**), respectively.

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV) in Spain*, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland and the Finanstilsynet in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

Save for any commission payable to the Dealers as set out in item 36(iii) of Part A of these Final Terms, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NOK 499,640,000
(iii)	Estimated total *expenses:*	NOK 6,875,000 (comprising selling concession and combined management and underwriting commission only).

6 YIELD

Indication of yield:	4.552 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the re-offer price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the re-offer price of the Notes. It is NOT an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING

Not Applicable

11 OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0288025447
(ii)	Common Code:	028802544
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	A0LNH1
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Deliver Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen - Boerenleenbank B.A. (Rabobank International)):	Not Applicable

12 General

Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1688A

TRANCHE NO.: 1

TRY250,000,000 17.25 per cent. Notes 2007 due 19 January 2012

Issue Price: 100.195 per cent.

Deutsche Bank **Rabobank International**

The date of these Final Terms is 17 January 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 31 May 2006 and the supplemental Offering Circular dated 30 October 2006 (together, the "**Offering Circular**") which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and *www.bourse.lu.*

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1688A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		New Turkish Lira ("**TRY**")
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY250,000,000
	(ii)	Tranche:	TRY250,000,000
5	Issue Price:		100.195 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		TRY2,000
7	(iii)	Issue Date:	19 January 2007
	(iv)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	*Maturity Date:*		19 January 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		17.25 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable

14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	17.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	19 January in each year commencing on 19 January 2008 and ending on the Maturity Date, adjusted in accordance with Condition 10(h)(A)
	(iii)	Fixed Coupon Amount(s):	TRY345 per TRY2,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA *(unadjusted)*
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	***Final Redemption Amount* (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		TRY2,000 per Note of TRY2,000 Specified Denomination
25	***Final Redemption Amount* (Equity Linked Redemption Notes)**		Not Applicable
26	***Final Redemption Amount* (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for	As set out in the Conditions

		taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Istanbul and TARGET, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)**

		Croeselaan 18 3521 CB Utrecht The Netherlands
		Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Dealers' Commission:	0.50 per cent. of the Aggregate Nominal Amount of the Notes
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	For the purposes of this issue of Notes only and not for any other Tranche or Series under the programme, the paragraph in the 2006 Offering Circular under "Plan of Distribution – European Economic Area" shall be replaced with the following: In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Dealer has represented, warranted and agreed, and each further Dealer appointed under the Programme will be required to represent, warrant and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of Notes which are the subject of the offering contemplated by this Offering Circular as completed by the final terms in relation thereto to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Notes to the public in that Relevant Member State: (a) if the final terms in relation to the Notes specify that an offer of those Notes may be made other than

pursuant to Article 3(2) of the Prospectus Directive in that Relevant Member State (a "Non-exempt Offer"), in the period beginning on the date of publication of a prospectus in relation to such Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, provided that any such prospectus has subsequently been completed by the final terms contemplating such Non-exempt Offer, in accordance with the Prospectus Directive, and ending on the date specified in such prospectus or final terms, as applicable;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(d) at any time to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer;

(e) at any time if the denomination per Note being offered amounts to at least €50,000; or

(f) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes referred to in (b) to (e) above shall require the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	*The aggregate principal amount of Notes* issued has been translated into Euro at the rate of 0.536232, producing a sum of (for Notes not denominated in Euro):	EUR134,058,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 19 January 2007
(iii)	Estimate of total expenses related to admission to trading:	EUR2,875

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Standard &Poor's, an AAA ratings means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has been requested to provide each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany and the *Komisja Papierów Wartosciowych I Glied* in Poland with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member

State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the Issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	TRY249,205,000
(iii)	Estimated total expenses:	TRY1,282,500 (Comprised of TRY32,500 Managers' expenses and 0.50 per cent. of the Aggregate Nominal Amount of the Notes)

6 *Yield (Fixed Rate Notes Only)*

Indication of yield:	17.189 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to the Maturity Date. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0282071660
(ii)	Common Code:	028207166

(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	*Private Placement number*	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

Tradeable Amount:	Not Applicable
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce *subscriptions:*	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a *coöperatie* formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a *coöperatie* formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a *coöperatie* formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 937A
TRANCHE NO: 8
£200,000,000 4.75 per cent. Notes 2007 due 2009

(to be consolidated and form a single series with the Issuer's £300,000,000 4.75 per cent. Notes 2004 due 2009 issued on 30 January 2004, £250,000,000 4.75 per cent. Notes 2004 due 2009 issued on 16 September 2004, £400,000,000 4.75 per cent. Notes 2005 due 2009 issued on 18 February 2005, £125,000,000 4.75 per cent. Notes 2006 due 2009 issued on 3 January 2006, £250,000,000 4.75 per cent. Notes 2006 due 2009 issued on 26 May 2006, £175,000,000 4.75 per cent. Notes 2007 due 2009 issued on 3 January 2007 and £150,000,000 4.75 per cent. Notes 2007 due 2009 issued on 13 April 2007)

Issue Price: 97.324 per cent. (plus 313 days' accrued interest from and including 30 September 2006 to but excluding 9 August 2007)

The Royal Bank of Scotland

The date of these Final Terms is 7 August 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "**2003 Conditions**") set forth in the Rabobank Nederland Global Medium Term Note Programme Offering Circular dated 7 October 2003. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated 14 May 2007 (the "**2007 Offering Circular**") which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Terms and Conditions of the Notes which are replaced by the 2003 Conditions. The 2003 Conditions are incorporated by reference in, and are deemed to form a part of, the 2007 Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the 2003 Conditions and the 2007 Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the 2003 Conditions and the 2007 Offering Circular, contains all information that is material in the context of the issue of the Notes. The 2007 Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	937A
	(ii)	Tranche Number:	8 (to be consolidated and form a single series with the Issuer's £300,000,000 4.75 per cent. Notes 2004 due 2009 issued on 30 January 2004, £250,000,000 4.75 per cent. Notes 2004 due 2009 issued on 16 September 2004, £400,000,000 4.75 per cent. Notes 2005 due 2009 issued on 18 February 2005, £125,000,000 4.75 per cent. Notes 2006 due 2009 issued on 3 January 2006, £250,000,000 4.75 per cent. Notes 2006 due 2009 issued on 26 May 2006, £175,000,000 4.75 per cent. Notes 2007 due 2009 issued on 3 January 2007 and £150,000,000 4.75 per cent. Notes 2007 due 2009 issued on 13 April 2007 on exchange of the temporary Global Note for the permanent Global Note (which is expected to be no less than 40 days after the Issue Date subject to certification of non-U.S. beneficial ownership))
3	Specified Currency or Currencies:		Pounds sterling ("£")
4	Aggregate Nominal Amount:		
	(i)	Series:	£1,850,000,000
	(ii)	Tranche:	£200,000,000

5	Issue Price:	97.324 per cent. of the Aggregate Nominal Amount plus accrued interest from and including 30 September 2006 to but excluding 9 August 2007
6	Specified Denominations:	£1,000, £10,000 and £100,000
7	(i) Issue Date:	9 August 2007
	(ii) Interest Commencement Date (if different from the Issue Date):	30 September 2006
8	Maturity Date:	30 September 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	4.75 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions	Applicable
	(i) Rate of Interest:	4.75 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	30 September in each year commencing on 30 September 2007 and ending on the Maturity Date
	(iii) Fixed Coupon Amounts:	£47.50 per £1,000 in nominal amount, £475 per £10,000 in nominal amount and £4,750 per £100,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi) Determination Date(s) (Condition 1(a)):	30 September in each year
	(vii) Other terms relating to the	Not Applicable

	method of calculating interest for Fixed Rate Notes:	
17	Floating Rate Provisions	Not Applicable
18	Zero Coupon Note Provisions	Not Applicable
19	Index Linked Interest Note Provisions	Not Applicable
20	Equity Linked Interest Note Provisions	Not Applicable
21	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note	£1,000 per Note of £1,000 Specified Denomination, £10,000 per Note of £10,000 Specified Denomination and £100,000 per Note of £100,000 Specified Denomination
25	Final Redemption Amount (Equity Linked Redemption Notes)	Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes)	Not Applicable
27	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	Form of Notes	Bearer Notes
	New Global Notes	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note Upon issue of the temporary Global Note, the temporary ISIN and Common Codes will be those set out in paragraphs 11(i)(a) and 11(ii)(a), respectively, of Part B of these Final Terms. Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's £300,000,000 4.75 per cent. Notes 2004 due 2009 issued on 30 January 2004, £250,000,000 4.75 per cent. Notes 2004 due 2009 issued on 16 September 2004, £400,000,000 4.75 per cent. Notes 2005 due 2009 issued on 18 February 2005, £125,000,000 4.75 per cent. Notes 2006 due 2009 issued on 3 January 2006, £250,000,000 4.75 per cent. Notes 2006 due 2009 issued on 26 May 2006, £175,000,000 4.75 per cent. Notes 2007 due 2009 issued on 3 January 2007 and £150,000,000 4.75 per cent. Notes 2007 due 2009 issued on 13 April 2007 and the ISIN and Common Codes will be those set out in paragraphs 11(i)(b) and 11(ii)(b), respectively, of Part B to these Final Terms.
29	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Not Applicable
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due	Not Applicable

	on late payment:	
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as the Notes are represented by a temporary Global Note or a permanent Global Note and the temporary Global Note or the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders except that so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, notices shall also be published in a leading newspaper having general circulation in Luxembourg (which is expected to be d'Wort). Any notice thus delivered to that clearing system shall be deemed to have been given to Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Manager's Commission:	Combined management, underwriting and selling commission of 0.075 per cent. of the Aggregate Nominal Amount of Notes comprising Tranche No. 8

37	If non-syndicated, name and address of Dealer:	The Royal Bank of Scotland plc
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable

42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.480000 producing a sum of (for Notes not denominated in Euro):	Euro 296,000,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 9 August 2007. The Notes are to be consolidated and form a single series with the Issuer's £300,000,000 4.75 per cent. Notes 2004 due 2009 issued on 30 January 2004, £250,000,000 4.75 per cent. Notes 2004 due 2009 issued on 16 September 2004, £400,000,000 4.75 per cent. Notes 2005 due 2009 issued on 18 February 2005, £125,000,000 4.75 per cent. Notes due 2009 issued on 3 January 2006, £250,000,000 4.75 per cent. Notes 2006 due 2009 issued on 26 May 2006, £175,000,000 4.75 per cent. Notes 2007 due 2009 issued on 3 January 2007 and £150,000,000 4.75 per cent. Notes 2007 due 2009 issued on 13 April 2007 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	Euro 400

2 RATING

Rating:	The Notes have been rated Aaa, AA+ and AAA by Moody's Investors Service, Inc. (**"Moody's"**), Fitch Ratings Ltd. (**"Fitch"**) and Standard & Poor's Ratings Services (**"Standard & Poor's"**), respectively. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial

commitment on the obligation is extremely strong.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, the Komisja Papierów Wartosciowych I Gield in Poland and the Finanstilsynet in Denmark with a certificate of approval attesting that the 2007 Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	£202,644,575.34 (including accrued interest)
(iii)	Estimated total expenses:	£150,000 (comprising Dealers' commission only)

6 YIELD

Indication of yield:	6.021 per cent. calculated on a semi-annual basis This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price of the Notes. It is NOT an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING

Not Applicable

11 OPERATIONAL INFORMATION

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	(a) Temporary ISIN Code: (b) ISIN Code:	XS0315460104 XS0184578143
(iii)	(a) Temporary Common Code: (b) Common Code:	031546010 018457814
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/Deliver Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen - Boerenleenbank B.A. (Rabobank International)):	Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1755A
TRANCHE NO: 1
EUR 50,000,000 Callable 5.00 per cent. Fixed Rate Notes 2007 due 13 August 2019

Issue Price: 100.00 per cent.

Rabobank International

The date of these Final Terms is 9 July 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	**1755A**
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		The Aggregate Nominal Amount of the Notes will depend on the amount of Notes subscribed for during the subscription period and will be published as soon as practicable after close of the subscription period (as further set out in Part B item 12(vii)).
	(i)	Series:	EUR 50,000,000
	(ii)	Tranche:	EUR 50,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount provided that the Issue Price of the Notes will depend on the general market conditions at the end of the subscription period and will be published as soon as practicable after close of the subscription period.
6	Specified Denominations:		EUR 1,000
7	(i)	Issue Date:	13 August 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:		13 August 2019
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.00 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Issuer Call
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Dates:	13 August in each year, from (and including) 13 August 2008 to (and including) 13 August 2019
	(iii)	Fixed Coupon Amount:	EUR 50 per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
	(vi)	Determination Dates (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	13 August in each year, from (and including) 13 August 2009 to (and including) 13 August 2018
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	EUR 1,000 per Note of EUR 1,000 Specified Denomination

	(iii)	If redeemable in part:	Not Applicable
	(iv)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than five (5) Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)), or an Index Modification, Index Cancellation or Index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET, subject to Condition 10(h)(B)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Managers(s) (if any):	Not Applicable
	(iii) Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Rabobank International Thames Court, One Queenhithe, London, EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable

40	Subscription period:	From and including 9 July 2007 9.00 Amsterdam time to and including 3 August 2007 15.00 Amsterdam time

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Eurolist by Euronext Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Eurolist by Euronext Amsterdam with effect from 6 August 2007(on an 'as, if and when'-basis)
(iii)	Estimate of total expenses related to admission to trading:	EUR 5,350

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Komisja Papierów Wartosciowych I Gield* in Poland and *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons of the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	General corporate purposes
(ii)	Estimated net proceeds:	EUR 50,000,000
(iii)	Estimated total expenses:	None

6 Yield *(Fixed Rate Notes only)*

Indication of yield:

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0310085146
(iii)	Common Code:	031008514
(iv)	Fondscode:	600738
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement Number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company:	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation	

	Agent(s) (if different from Coöperatieve Centrale Raiffeisen- Boerenleenbank B.A. (Rabobank International)):	Not Applicable

12 General

(i)	Time period during which the offer is open:	The offer of the Notes is expected to open at 9.00 (Amsterdam time) on 9 July 2007 to and close at 15.00 (Amsterdam time) on 3 August 2007 or such earlier or later date or time as the Issuer may determine and will be announced in the *Financieele Dagblad* and the *Officiële Prijscourant* of Euronext Amsterdam. The Issuer reserves the right to withdraw, extend or alter the offer of the Notes until the close of business in Amsterdam on 2 August 2007. Such withdrawal, extension or amendment will be announced in the aforementioned publications.
(ii)	Description of the application process:	All applications will be made (directly or indirectly) through the Dealer and allocated in full subject to the below.
(iii)	Description of possibility to reduce subscriptions:	The Issuer reserves the right to reduce subscriptions.
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Minimum amount of EUR 1,000 and maximum amount not applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Delivery against payment
(vii)	Manner and date in which results of the offer are to be made public:	The Issuer reserves the right to increase or decrease the Aggregate Nominal Amount of the Notes to be issued. Such increase or decrease will be announced in the abovementioned publications. If the Issuer increases or decreases the Aggregate Nominal Amount the number of Notes issued will be increased or, as the case may be, decreased by a number equal to the division of the increased or, as the case may be, decreased Aggregate Nominal Amount by the Specified Denomination.
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1772A
TRANCHE NO: 1

ISK *5,000,000,000 13.25 per cent. Fixed Rate Notes 2007 due 8 August 2008*

Issue Price: 100.81 per cent.

JPMorgan

The date of these Final Terms is 6 August 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 14, 2007, which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1772A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		Icelandic krona ("**ISK**")
4	Aggregate Nominal Amount:		
	(i)	Series:	ISK 5,000,000,000
	(ii)	Tranche:	ISK 5,000,000,000
5	Issue Price:		100.81 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		ISK 100,000
7	(i)	Issue Date:	8 August 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		8 August 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		13.25 per cent. Fixed Rate

11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	13.25 per cent. per annum payable annually in arrear
	(ii) *Interest Payment Date:*	8 August 2008
	(iii) Fixed Coupon Amount:	ISK 13,250 per ISK 100,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual (ICMA), unadjusted
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	Floating Rate Provisions	Not Applicable
18	Zero Coupon Note Provisions	Not Applicable
19	Index Linked Interest Note Provisions	Not Applicable
20	Equity Linked Interest Note Provisions	Not Applicable
21	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note	ISK 100,000 per Note of ISK 100,000 Specified Denomination
25	Final Redemption Amount (Equity Linked Redemption Notes)	Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes)	Not Applicable

27	Early Redemption Amount	As set out in the Conditions
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) or an Index Modification, Index Cancellation or index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Reykjavik, London, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Dealer's Commission:	Combined management and underwriting commission of 0.10 per cent. and selling commission of 0.90 per cent., in each case, of the Aggregate Nominal Amount of the Notes
37	If non-syndicated, name and address of Dealer:	J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	The Dealer has represented and agreed that it will not offer Notes to the public in Iceland, except in compliance with the Icelandic Act on Securities Transactions (no. 33/2003) as amended and any applicable laws or

		regulations in Iceland.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.012189, producing a sum of (for Notes not denominated in Euro):	EUR 60,945,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 8 August 2007
(iii)	Estimate of total expenses related to admission to trading:	EUR 815

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marches financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Komisja Papierów Wartosciowych I Gield* in Poland and *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 **Interests of natural and legal persons involved in the issue**

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **Reasons for the offer, estimated net proceeds and total expenses**

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	ISK 4,990,500,000
(iii)	Estimated total expenses:	ISK 50,000,000 (comprising of Dealer's commission only)

6 **Yield** *(Fixed Rate Notes Only)*

Indication of yield:	12.340 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 **Historic Interest rates** *(Floating Rate Notes only)*

Not Applicable

8 **Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (Index-Linked Notes only)**

Not Applicable

9 **Performance of rate[s] of exchange and explanation of effect on value of investment** (Dual Currency Notes only)

Not Applicable

10 **Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying** (Equity-Linked Notes only)

Not Applicable

11 **Operational information**

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0313935156
(iii)	Common Code:	031393515
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number:	Not Applicable
(vii)	*Any clearing system(s) other than* Euroclear and Clearstream, Luxembourg and the relevant number(s):	*Not Applicable*

(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to *reduce subscriptions:*	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1774A
TRANCHE NO: 1

CHF 225,000,000
3.50 per cent. Fixed Rate Notes 2007 due August 31, 2023 (the "Notes")

Issue Price: 100.365 per cent.

CREDIT SUISSE
RAIFFEISEN SWITZERLAND COOPERATIVE
BANK SARASIN & CO. LTD
ABN AMRO BANK N.V., AMSTERDAM, ZURICH BRANCH
BANK VONTOBEL AG
BAYERISCHE HYPO- UND VEREINSBANK AG, MUNICH, ZURICH BRANCH
PICTET & CIE
UBS AG

The date of these Final Terms is August 29, 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC). This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular and the listing prospectus dated August 29, 2007 prepared by the Issuer in connection with the listing of the Notes on the SWX Swiss Exchange (the "**Listing Prospectus**"), contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu. The Listing Prospectus is available for viewing at, and copies may be obtained from, Credit Suisse, Uetlibergstrasse 231, 8070 Zurich, Switzerland.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1774A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		Swiss Francs ("CHF")
4	Aggregate Nominal Amount:		
	(i)	Series:	CHF 225,000,000
	(ii)	Tranche:	CHF 225,000,000
5	Issue Price:		100.365 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		CHF 5,000 and integral multiples thereof
7	(i)	Issue Date:	August 31, 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		August 31, 2023
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3.50 per cent. Fixed Rate (further particulars specified below)

11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	3.50 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	August 31 in each year
	(iii) Fixed Coupon Amount:	CHF 175.00 per CHF 5,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	CHF 5,000 per Note of CHF 5,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable

27 Early Redemption Amount

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) and /or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28 Form of Notes	Bearer Notes
New Global Note:	No
	The Notes will be represented by a Permanent Global Note (the "**Permanent Global Note**") substantially in the form attached to the supplemental agency agreement dated August 29, 2007 (the "**Supplemental Agency Agreement**") between the Issuer, Credit Suisse in its capacity as the principal Swiss paying agent (the "**Principal Swiss Paying Agent**") and others.
	The Permanent Global Note is exchangeable in whole but not in part for Definitive Notes only (i) if the Principal Swiss Paying Agent deems the printing of Definitive Notes to be necessary or useful, after consultation with the Issuer, or if, under Swiss or any other applicable laws and regulations, the enforcement of obligations under the Notes can only be ensured by means of effective Definitive Notes or (ii) upon the occurrence of the events set out in the Permanent Global Note. In

such cases, the Issuer shall provide, at its own cost and expense, for the printing and delivery of Definitive Notes with Coupons attached in accordance with the rules and regulations of the SWX Swiss Exchange.

The Permanent Global Note shall be deposited with SIS SegaInterSettle AG, the Swiss Securities Services Corporation located in Olten, Switzerland ("**SIS SegaInterSettle AG**", which expression shall include any other clearing institution recognized by the SWX Swiss Exchange) until final redemption of the Notes or the exchange of the Permanent Global Note for Definitive Notes. The Permanent Global Note will document the right to receive principal and interest thereon and all other rights and obligations in connection therewith.

So long as the Notes are represented by the Permanent Global Note, each Noteholder shall be the beneficial holder of an interest in the Permanent Global Note to the extent of the amount (determined on the basis of statements of account provided by SIS SegaInterSettle AG) of their investment therein. In accordance with the regulations of the SWX Swiss Exchange, Noteholders do not have the right to request the printing and delivery of Definitive Notes.

Should the Definitive Notes and Coupons be printed, the Principal Swiss Paying Agent will then exchange the Permanent Global Note against delivery of the Definitive Notes and Coupons and thereupon cancel and return the Permanent Global Note to the Issuer. The Definitive Notes and Coupons will be printed and issued to the holders of beneficial interests in the Permanent Global Note free of charge in exchange of such interests in the Permanent Global Note.

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Zurich subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	
	(i) Payments:	Payments of principal and interest in respect of the Notes (denominated in Swiss francs) will be made irrespective of any present or future transfer restrictions and without regard to any bilateral or multilateral payment or clearing agreement which may be applicable at the time of such payments in freely disposable Swiss francs without collection costs in Switzerland and without any restrictions and irrespective of nationality, domicile or residence of a Noteholder or Couponholder and without requiring any certification, affidavit or the fulfilment of any other formality. The receipt by the Principal Swiss Paying Agent of the due and punctual payment of the funds in Swiss francs in Zurich releases the Issuer from its obligation under the Notes and Coupons for the payment of interest and principal due on the respective payment dates to the extent of such payment. Condition 10(a) shall be construed accordingly.
	(ii) Paying Agents:	In respect of the Notes (denominated in Swiss francs), the Issuer will at all times maintain a Paying Agent having a specified office in Switzerland and will at no time maintain a Paying Agent having a specified office outside Switzerland in relation to such Notes. Condition 10(e) shall be construed accordingly.
	(iii) Notices:	So long as the Notes are listed on the SWX Swiss Exchange and so long as the rules of the SWX Swiss Exchange so require, all notices in respect of the Notes will be validly given through the Principal Swiss Paying Agent (i) by means of electronic publication on the internet website of the SWX Swiss Exchange (www.swx.com), or (ii) by publication in a daily newspaper with national circulation in Switzerland, expected to be the "Neue Zürcher Zeitung", or (iii) otherwise in accordance with the regulations of the SWX Swiss Exchange. Condition 17 shall be construed accordingly

DISTRIBUTION

36 (i)	If syndicated, names and addresses of Managers:	***Joint-Lead Managers:*** Credit Suisse Paradeplatz 8 CH-8001 Zurich, Switzerland Raiffeisen Switzerland Cooperative Vadianstrasse 17 CH-9000 St. Gallen, Switzerland ***Co-Lead Managers:*** ABN AMRO Bank N.V., Amsterdam, Zurich Branch Beethovenstrasse 33 CH-8002 Zurich, Switzerland Bank Sarasin & Co. Ltd Elisabethenstrasse 62 CH-4002 Basel, Switzerland Bank Vontobel AG Bahnhofstrasse 3 CH-8022 Zurich, Switzerland Bayerische Hypo- und Vereinsbank AG, Munich, Zurich Branch Gartenstrasse 32 CH-8002 Zurich, Switzerland Pictet & Cie 29, Boulevard Georges-Favon CH-1204 Geneva, Switzerland UBS AG Bahnhofstrasse 45 CH-8001 Zurich, Switzerland
(ii)	Stabilising Manager(s) (if any):	Not Applicable
(iii)	Managers' Commission:	1.250 per cent. selling concession and combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules applicable in accordance with usual Swiss practice.
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.606557, producing a sum of (for Notes not denominated in Euro):	Euro 136,475,325
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	SWX Swiss Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the SWX Swiss Exchange with effect from August 29, 2007.
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 Notification

Not Applicable

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular and the Listing Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	CHF 222,883,750
(iii)	Estimated total expenses:	CHF 2,937,500 (comprising CHF 125,000 expenses and CHF 2,812,500 selling concession and combined management and underwriting commission)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	3.47 per cent. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic Interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	CH0033037679
(iii)	Common Code:	031492319
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	SIS SegaInterSettle AG, the Swiss Securities Services Corporation in Olten, Switzerland Swiss Security Number: 3303767
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Credit Suisse, Paradeplatz 8, CH-8001 Zurich, Switzerland, shall act as issuing and principal paying agent in Switzerland (the "**Principal Swiss Paying Agent**") in respect of the Notes. All references in the Terms and Conditions of the Notes to the Fiscal Agent shall be deemed to be references to the Principal Swiss Paying Agent. ABN AMRO Bank N.V., Amsterdam, Zurich Branch, Bank Sarasin & Co. Ltd, Bank Vontobel AG, Bayerische Hypo- und Vereinsbank AG, Munich, Zurich Branch,

Pictet & Cie, Raiffeisen Switzerland Cooperative and UBS AG shall act as paying agents in Switzerland (the "**Swiss Paying Agents**") in respect of the Notes. All references in the Terms and Conditions of the Notes to the Paying Agents shall be deemed to be references to the Principal Swiss Paying Agent and the Swiss Paying Agents.

(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

EXECUTION VERSION

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1619A
TRANCHE NO: 8

TRY 100,000,000 18.00 per cent. Fixed Rate Notes 2007 due 24 July 2008 (the "Notes")(to be consolidated and form a single series with the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 24 July 2006, the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 3 August 2006, the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 16 August 2006, the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 21 September 2006, the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 16 November 2006, the TRY 100,000,000 18.00 per cent. Fixed Rate Notes 2007 due 24 July 2008 issued on 7 February 2007 and the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2007 due 24 July 2008 issued on 10 April 2007)

Issue Price: 100.700 per cent.

(plus 304 days' accrued interest from

and including 24 July 2006 to but excluding 24 May 2007)

RBC Capital Markets **Rabobank International**

The date of these Final Terms is 22 May 2007.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the '**Offering Circular**') dated May 31 May 2006, as supplemented by (i) a supplemental offering circular relating to the Issuer's interim consolidated financial statements for the six months ended 30 June 2006 dated 30 October 2006 and (ii) a supplemental offering circular relating to the increase of the programme limit to Euro 100,000,000,000 and replacement of the European Economic Area selling restriction dated 9 February 2007. This document constitutes the Final Terms of the Notes described herein for the purposes of *Article 5.4 of the Prospectus Directive* (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated 14 May 2007, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated 31 May 2006 as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of *the Arranger and* of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1619A
	(ii)	Tranche Number:	8
3	Specified Currency or Currencies:		Turkish Lira ("TRY")
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY 450,000,000

	(ii) Tranche:	TRY 100,000,000 (the Notes will be consolidated and form a single series with the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 24 July 2006, the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 3 August 2006, the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 16 August 2006, the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 21 September 2006, the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 16 November 2006, the TRY 100,000,000 18.00 per cent. Fixed Rate Notes 2007 due 24 July 2008 issued on 7 February 2007 and the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2007 due 24 July 2008 issued on 10 April 2007).
5	Issue Price:	100.700 per cent. of the Aggregate Nominal Amount plus 304 days' accrued interest from and including 24 July 2006 to but excluding 24 May 2007
6	Specified Denominations:	TRY 1,000
7	(i) Issue Date:	24 May 2007
	(ii) Interest Commencement Date (if different from the Issue Date):	24 July 2006
8	Maturity Date:	24 July 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	18.00 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	18.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	24 July 2007 and 24 July 2008
	(iii) Fixed Coupon Amount(s):	TRY 180.00 per TRY 1,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi) Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	TRY 1,000 per Note of TRY 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become *void* upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes

Temporary Global Note exchangeable for permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.

Upon issue of the temporary Global Note, the temporary ISIN and the Common Code will be those set out in paragraphs 7(i)(a) and 7(ii)(a) of Part B of these Final Terms.

Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated and form a single series with the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 24 July 2006, the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 3 August 2006, the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 16 August 2006, the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 21 September 2006, the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 16 November 2006, the TRY 100,000,000 18.00 per cent. Fixed *Rate Notes 2007 due 24 July 2008* issued on 7 February 2007 and the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2007 due 24 July 2008 issued on 10 April 2007, and the ISIN and Common Codes will be those set out in paragraphs 7(i)(a) and 7(ii)(a) of Part B of these Final Terms.

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Istanbul and London, subject to Condition 10(h) (A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	*If syndicated, names and* addresses of Managers:	**Royal Bank of Canada Europe Limited** 71 Queen Victoria Street London EC4V 4DE United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Manager' Commission:	1.00 per cent. selling concession 0.50 per cent. combined management and underwriting commission
37		If non-syndicated, name and address of	Not Applicable

	Dealer:	
38	Applicable TEFRA exemption	D Rules
39	Additional selling restrictions:	Turkey

Turkey

Each Manager will be required to acknowledge that pursuant to article 15 of the Decree no. 32 containing the Foreign Exchange Rules of Turkey, the purchase and sale of the Notes issued in a foreign jurisdiction by the Managers to persons resident in Turkey are permitted and are not subject to restrictions, except that the transfers relating to the purchase or sale of such Notes should be made through authorised banks or intermediary institutions authorised to carry out securities transactions according to the capital market legislation of Turkey. Each Manager will be required to represent, agree and warrant that it will not permit the distribution of any disclosure documents relating to the issue of the Notes in Turkey without observing the provisions of the Communique III, no. 20 of the Capital Market Board regarding the sale of foreign capital market instruments in Turkey.

Italy

Each Manager has represented and agreed that it has not offered or sold, and will not offer or sell, any Notes in the Republic of Italy in a solicitation to the public, and that sales of the Notes in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulations.

The offering of the Notes has not been cleared by CONSOB pursuant to Italian securities legislation and, accordingly, each of the Managers has represented and agreed that it will not offer, sell or deliver any Notes or distribute or make available copies of the Offering Circular or any other document relating to the Notes in the Republic of Italy except:

(1) to "professional investors" (*investitori qualificati*), as defined in Article 31.2 of CONSOB Regulation No. 11522 of 2

July 1998, as amended ("Regulation No. 11522") acting in their capacity as such and not as depositaries or nominees for other holders, pursuant to Articles 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998, as amended ("Decree No. 58"); or

(2) in any other circumstances where an express exemption from compliance with the solicitation restrictions applies, as provided under Decree No. 58 or Regulation No. 11971 of 14 May 1999, as amended.

Any such offer, sale or delivery of the Notes or distribution of or making available copies of the Offering Circular or any other document relating to the Notes in the Republic of Italy must be:

(a) made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended ("Decree No. 385"), Decree No. 58, CONSOB Regulation No. 11522 and any other applicable laws and regulations; and

(b) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Investors should also note that, in any subsequent resale of the Notes in the Republic of Italy, Article 100-bis of Decree No. 58 may require compliance with the law relating to public offers of securities. Furthermore, where the Notes are placed solely with professional investors and are then systematically resold on the secondary market to non-professional investors at any time in the 12 months following such placing, purchasers of Notes who are acting outside of the course of their business or profession may in certain circumstances be entitled to declare such purchase void and to claim damages from any authorised person at whose premises the Notes were purchased, unless an exemption provided for under Decree No. 58 or Regulation No. 11971 of 14 May 1999, as amended applies.

40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.536497 producing a sum of (for Notes not denominated in Euro):	Euro 53,649,700
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 24 May 2007
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch RatingsLtd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA *rating means that the Notes have the* highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Financial Market Authority (FMA) in Austria, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany, with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	TRY 114,191,780.82 (including accrued interest of TRY 14,991,780.82)
(iii)	Estimated total expenses:	TRY 150,000,000 (comprising selling concession and combined management and underwriting commission only)
6	**Yield** (*Fixed Rate Notes Only*) Indication of yield:	18.090 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No.
(ii)	(a) Temporary ISIN Code:	XS0301601422
	(b) ISIN Code:	XS0260835912
(iii)	(a) Temporary Common Code:	029479658
	(b) Common Code:	026083591
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant	Not Applicable

	number(s):	
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/Deliver Agents (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)):	Not Applicable

8 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO: 1670A
TRANCHE NO: 1

EUR 50,000,000 Index Linked Notes 2007 due 19 January 2015 linked to AEX Index® (Rabo AEX Click Garant) (the Notes)

Issue Price: 100.00 per cent.

Dealer : Rabobank International

The date of these Final Terms is 18 December 2006.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 31, 2006 and the supplemental Offering Circular dated October 30, 2006 (together the 'Offering Circular'), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1670A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 50,000,000
	(ii) Tranche:	EUR 50,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 100
7	Issue Date:	19 January 2007
8	Maturity Date:	19 January 2015
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	Not Applicable
11	Redemption/Payment Basis:	Index Linked Redemption
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	Not Applicable
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
	(i) Formula:	See Schedule
	(ii) Calculation Agent responsible for calculating the Rate(s) of Interest and Interest Amount:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.(Rabobank International)
	(iii) Basket:	Not Applicable
	(iv) Index:	AEX Index® (Bloomberg Screen Page: AEX)
	(v) Valuation Time::	Not Applicable
	(vi) Index Valuation Date:	See Schedule
	(vii) Exchange:	Euronext Amsterdam N.V.
	(viii) Related Exchange:	Not Applicable
	(ix) Sponsor:	Euronext Indices B.V.
	(x) Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	See Schedule
	(xi) Determination Date(s) for determining the Final Redemption Amount:	See Schedule

	(xii) Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or imprecticable or otherwise disrupted:	Not Applicable
	(xiii) Payment Date:	Not Applicable
	(xiv) Minimum Final Redemption:	Specified Denomination
	(xv) Maximum Final Redemption:	Not Applicable
	(xvi) Such other additional terms or provisions as may be required:	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	Applicable
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7 (c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7 (c)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes:**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET, subject to Condition 10(h) A
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	None
37	If non-syndicated, name and address of Dealer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), London Branch, Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription Period		18 December 2006 until 12 January 2007, 15:00 CET

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable

42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Rabobank Nederland or Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. Information on the underlying has been extracted from publicly available information released by the relevant Index Sponsors. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by the relevant Index Sponsors, no facts have been omitted which would render the reproduced inaccurate or misleading.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Eurolist by Euronext Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Eurolist by Euronext Amsterdam with effect from four Exchange Business Days prior to the Issue Date (on an as-if-and-when-basis).
(iii)	Estimate of total expenses related to admission to trading:	EUR 10,000

2 RATINGS

Rating: Not Applicable

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	The net proceeds from the issue of Notes will be used by the Issuer in connection with its banking business.
(ii)	Estimated net proceeds	EUR 49,965,000
(iii)	Estimated total expenses:	EUR 35,000

6 YIELD *(Fixed Rate Notes Only)* Not Applicable

Indication of yield:

7 HISTORIC INTEREST RATES *(Floating Rate Notes only)*

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING *(Index-Linked Notes only)*

See Annex 2

9 PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT *(Dual Currency Notes only)*

Not Applicable

10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING (*Equity-Linked Notes only*)

Not Applicable

11 OPERATIONAL INFORMATION

(i)	ISIN Code:	NL0000168888
(ii)	Common Code:	027519245
(iii)	Fondscode:	16888
(iv)	German WKN-code	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agents (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agents (if different from Coöperatieve Centrale Raiffeisen- Boerenleenbank B.A. (Rabobank Nederland)):	Not Appicable

12 General

Tradeable Amount:	EUR 100 So long as the Notes are represented by a temporary Global Note or permanent Global Note, the Notes will be tradeable only in principal amounts of at least the Specified Denomination and integral multiples of the Tradeable Amount in excess thereof
Time period during which the offer is open:	From and including 18 December 2006 9.00 Amsterdam time to and including 12 January 2007 15.00 Amsterdam time or such earlier or later date as the Issuer may determine and will be announced in a newspaper having national distribution in the Netherlands. The Issuer reserves the right to withdraw the offer

	of the Notes until the close of business in Amsterdam on 18 January 2007 and will be announced in the aforementioned publication. The Issuer also reserves the right to extend the offer of the Notes.
Description of the application process:	All applications will be made (directly or indirectly) through the Dealer and allocated in full subject to the below.
Description of possibility to reduce subscriptions:	The Issuer reserves the right to reduce subscriptions.
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Minimum amount of EUR 100 and maximum amount not applicable
Method and time limit for paying up the securities and for delivery of the securities:	Delivery against payment
Manner and date in which results of the offer are to be made public:	The aggregate principal amount of the Notes to be issued and allotted will be announced by the Issuer on 16 January 2007 or such earlier or later date or time as the Issuer may determine and will be announced in a newspaper having national distribution in the Netherlands. The Issuer reserves the right to decrease or increase the Aggregate Nominal Amount to be issued. The definitive Aggregate Nominal Amount of the Notes to be issued and allotted will be announced in the forementioned publications. Oversubscriptions shall, in principle, be honoured automatically. If the Issuer decreases or increases the Aggregate Nominal Amount the number of Notes issued will be decreased or increased with a number equal to the division of the decreased or increased Aggregate Nominal Amount by the Specified Denomination.
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

SCHEDULE

Capitalised terms used in this Schedule have the same meaning as in the Offering Circular or these Final Terms, unless otherwise stated below.

1. Final Redemption Amount

Provided that the Notes have not been previously redeemed or purchased and cancelled in accordance with the Terms and Conditions applicable to these Notes, on the Maturity Date the Issuer shall redeem each Note at an amount (the **Final Redemption Amount**) determined by the Calculation Agent as follows:

$$EUR100 * \left[100\% + MAX\left\{ \frac{Index_{Final} - Index_{Initial}}{Index_{Initial}} ; \frac{ClickLevel - Index_{Initial}}{Index_{Initial}} ; 0 \right\} \right]$$

2. Definitions

Click Level: 125% of the Index $_{Initial}$, as reached by the Index based on the Closing Levels of the Index in the Observation Period. If the Click Level has not been reached, Click Level is by default Index $_{Final}$.

Closing Level: the official closing level of the Index as determined by its Sponsor and published on the Bloomberg Screen Page: AEX Index;

Exchange means Euronext Amsterdam;

Index $_{Final}$ means the arithmetic average of the Closing Levels of the Index on all the Valuation Dates;

Index $_{Initial}$ means the Closing Level of the Index on 12 January 2007;

Observation Period means the period from and including the Fixing Date and to and including the final Valuation Date;

Valuation Date means each of 14 January 2013, 13 February 2013, 13 March 2013, 15 April 2013, 13 May 2013, 13 June 2013, 15 July 2013, 13 August 2013, 13 September 2013, 14 October 2013, 13 November 2013, 13 December 2013, 13 January 2014, 13 February 2014, 13 March 2014, 14 April 2014, 13 May 2014, 13 June 2014, 14 July 2014, 13 August 2014, 15 September 2014, 13 October 2014, 13 November 2014, 15 December 2014 and 13 January 2015, provided that such day is an Index Business Day, if any such day is not an Index Business Day, the relevant Valuation Date shall be the immediately succeeding day that is an Index Business Day.

3. Calculations and determinations by the Calculation Agent

All determinations and calculations made by the Calculation Agent shall be made by it in its sole discretion and in good faith, acting reasonably and on an arms-length basis. All such determinations and calculations so made shall be final and binding (save in the case of manifest error) on all parties. The Calculation Agent shall have no liability or responsibility to any person in relation to the

determinations or calculations provided in connection herewith, except in the case of wilful default or bad faith.

ANNEX 1

DUTCH LANGUAGE SUMMARY

NEDERLANDSTALIGE BESCHRIJVING VAN DE UITGIFTE VAN DE EUR 50.000.000 INDEX LINKED NOTES 2007 PER 19 JANUARI 2015 GERELATEERD AAN DE AEX-INDEX® (RABO AEX CLICK GARANT)

Onder het EUR 80.000.000.000 Global Medium Term Note Programme geeft Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (hierna **Rabobank Nederland**) nominaal EUR 50.000.000 Index Linked Notes 2007 per 19 januari 2015 gerelateerd aan de AEX-index® (de **Index**) (hierna de **Notes**) uit.

De volledige leningsvoorwaarden voor de Notes worden uiteengezet in het Engelstalige programma prospectus gedateerd 31 mei 2006 en het daartoe behorende supplement van 30 oktober 2006 (hierna tezamen het **Prospectus**) tezamen met de Engelstalige Final Terms, gedateerd 18 december 2006 (hierna de **Definitieve Voorwaarden**). Potentiële investeerders worden hierbij gewezen op de 'Risk Factors' op pagina's 9 tot en met 15 van het Prospectus. Hieronder volgt een samenvatting van de voornaamste kenmerken van de Notes.

De uitgiftedatum voor de Notes is gesteld op 19 januari 2007. De inschrijvingsperiode begint op 18 december 2006 en eindigt op 12 januari 2007 om 15:00 uur (Centraal Europese tijd) (hierna de **Inschrijvingsperiode**). Rabobank Nederland behoudt zich het recht voor om de Inschrijvingsperiode vervroegd te sluiten dan wel te verlengen en om het aanbod tot uiterlijk 18 januari 2007, eind van de dag, terug te trekken. Een dergelijke gebeurtenis zal door Rabobank Nederland in de Officiële Prijscourant van Euronext Amsterdam en een landelijk verspreid dagblad in Nederland worden gepubliceerd.

Indien de inschrijvingen op de Notes gedurende de Inschrijvingsperiode het totale nominale bedrag van EUR 50.000.000 overschrijden, kan Rabobank Nederland het totale nominale bedrag verhogen. De toewijzing van de Notes geschiedt systematisch. Rabobank Nederland behoudt zich het recht voor om een nieuwe serie of tranche van Notes met dezelfde voorwaarden uit te geven, die dooréénleverbaar zullen zijn met de thans uit te geven Notes.

De Notes worden uitgegeven tegen een uitgifteprijs van 100%, zijnde EUR 100 per Note. Potentiële kopers kunnen per Note van EUR 100 nominaal (hierna de **Nominale Waarde**) inschrijven. Afwikkeling van de Notes vindt plaats via de systemen van Euroclear, Clearstream en Euroclear Nederland.

De looptijd van de Notes is maximaal 8 jaar. De einddatum zal in principe 19 januari 2015 (hierna de **Eindvervaldag**) zijn, indien de Notes niet vervroegd zijn afgelost. Alle berekeningen vanwege de Notes worden berekend door de daarvoor aangewezen agent ('Calculation Agent').

De Notes zijn niet rentedragend. Per Note zal op de afloopdatum, zijnde 19 januari 2015, EUR 100 worden terugbetaald, eventueel vermeerderd met een additionele uitbetaling. Deze additionele uitbetaling hangt af van de stijging van de Index en het eventueel behaalde Clickniveau gedurende de looptijd. Het '**Clickniveau**' ligt op 125% van de Startwaarde, zoals hieronder gedefinieerd, en het behalen daarvan wordt op iedere beursdag beoordeeld op basis van de slotstand van de Index. De stijging van de Index is het positieve verschil tussen de Eindwaarde, zoals hieronder gedefinieerd en de Startwaarde van de Index (hierna de **Prestatiewaarde**). De startwaarde is de slotstand van de Index op 12 januari 2007 (de **Startwaarde**). De eindwaarde is het rekenkundig gemiddelde van de slotstanden van de Index op de 25 observatiedata (Valuation Dates) in de laatste 2 jaar van de looptijd (hierna de **Eindwaarde**).

De uitbetaling op het einde van de looptijd zal nooit minder zijn dan de gegarandeerde EUR 100 per Note.

De Notes worden afgelost op de hoogste waarde van:

- De Nominale Waarde van EUR 100;
- 125% van de Nominale Waarde indien het Clickniveau is bereikt gedurende de looptijd;
- De Nominale Waarde plus het product van de Prestatiewaarde en de Nominale Waarde.

Potentiële investeerders worden erop gewezen dat de gegarandeerde uitbetaling van EUR 100 per Note alleen geldt op het einde van de looptijd.

Een aanvraag tot notering van de Notes aan Eurolist by Euronext Amsterdam is ingediend.

Een vervroegde aflossing is mogelijk in de volgende gevallen:

1. indien wijzigingen optreden in het Nederlandse fiscale stelsel zoals beschreven in Condition 7(c) in het Prospectus; en
2. in geval van een Event of Default zoals nader omschreven in Condition 13 in het Prospectus.

U wordt geadviseerd kennis te nemen van deze bepalingen in het Prospectus met betrekking tot vervroegde aflossing.

Bij een eventuele vervroegde aflossing als beschreven onder 1. en 2. hierboven, zullen de Notes worden afgelost tegen de dan geldende marktwaarde ("fair market value"). Deze waarde kan lager zijn dan de Nominale Waarde van de Notes.

Deze samenvatting van de voornaamste kenmerken van de Notes is een beschrijving en vertaling van het Prospectus en de Definitieve Voorwaarden. Het Prospectus en de Definitieve Voorwaarden zijn evenwel beslissend. Deze tekst in de Nederlandse taal is opgesteld om zo nauw als redelijkerwijs mogelijk is aan te sluiten bij de bewoordingen van de Engelstalige documentatie. Bij onderlinge verschillen tussen het Prospectus, de Definitieve Voorwaarden en deze Nederlandstalige samenvatting zullen het Prospectus en de Definitieve Voorwaarden evenwel doorslaggevend zijn.

Het Prospectus en de Definitieve Voorwaarden zijn kosteloos verkrijgbaar ten kantore van Rabo Securities, Amstelplein 1, 1096 HA Amsterdam.

ANNEX 2

SUMMARY INFORMATION RELATING TO THE INDICES

All disclosures contained in these Final Terms regarding the Indices are derived from publicly available documents or other specified publicly available sources. The Issuer has not participated in the preparation of such documents nor made any due diligence inquiry with respect to the information provided therein and assumes no responsibility for the adequacy or accuracy of such information.

Investors in the Notes are urged to conduct their own investigation into the Indices. The Issuer makes no representation that such publicly available information regarding the Indices is accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of these Final Terms (including events that would affect the accuracy or completeness of such publicly available documents) that would affect the level of the Indices (and therefore the trading price of the Notes) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure or failure to disclose material future events concerning the Indices could affect the trading price and redemption value of the Notes.

Information relating to the AEX-index®

1. Description

The Amsterdam Exchanges Index is a free-float adjusted market capitalization weighted index of the leading Dutch stocks traded on the Amsterdam Exchange. The index was adjusted to the Dutch Guilder fixing rate. The old value as of 12/31/98 was 1186.38 and the new value as of 01/04/99 was 538.36 due to Euro conversion.

2. Graph

The following graph sets out, for the period indicated, the daily closing levels of the AEX-index®:


AEX-index®
550
500
450
400
350
300
250
jan-04
mei-04
sep-04
jan-05
mei-05
sep-05
jan-06
mei-06
sep-06

Source: Bloomberg

The closing level of the AEX-index® on 12 December 2006 was 482.66.

3. Further Information

Further information on the AEX Index® and the daily closing Index levels for the AEX Index® can be obtained from the following website address: www.euronext.com

4. Disclaimer

Euronext Indices B.V. has all proprietary rights with relation to the Index. In no way Euronext Indices B.V. sponsors, endorses or is otherwise involved in the issue and offering of the products. Euronext Indices B.V. disclaims any liability to any party for any inaccuracy in the data on which the Index is based, for any mistakes, errors, or omissions in the calculation and/or dissemination of the Index, or for the manner in which it is applied in connection with the issue and offering thereof. 'AEX' and 'AEX-index®' are registered trademarks of Euronext N.V. or its subsidiaries.